towngas
The Hong Kong and China Gas Company Limited

RECEIVED
2008 OCT 21 P 3:05
OFFICE OF INTERNATIONAL CORPORATE FINANCE

08005502

14 October 2008

Our ref: CS/GL/L/08-07

Securities & Exchange Commission
Office of the International Corporate Finance
Room 3094 Stop 3-6
450 Fifth Street, NW
Washington DC 20549
U.S.A.

SUPPL

BY REGISTERED MAIL

Dear Sirs

PROCESSED
OCT 22 2008
THOMSON REUTERS

File No. 82-1543
The Hong Kong and China Gas Company Limited

We have pleasure in submitting to you the following for filing pursuant to Rule 12g3-2(b) of Securities Act of 1934:-

1. A copy of an announcement dated 23 July 2008 in respect of "Proposed Issue of Guaranteed Notes";
2. A copy of an announcement dated 4 August 2008 in respect of "Notice of Listing on the Stock Exchange of Hong Kong Limited - HKCG (Finance) Limited (the "Issuer");
3. A copy of an announcement dated 25 August 2008 in respect of "Connected Transaction – Capital Increase in Jiangxi Feng Long JV";
4. A copy of an announcement dated 2 September 2008 in respect of "Date of Board Meeting";
5. A copy of the Preliminary Announcement of 2008 Interim Results dated 12 September 2008;
6. A copy of an announcement dated 12 September 2008 in respect of "Closure of Register of Members";
7. A copy of the 2008 Interim Report.

dw 10/21

Company Secretarial Department 23rd floor, 363 Java Road, North Point, H.K. Tel: 2963 3281 Fax: 2562 6682 E-mail: wk.chan@towngas.com

Thank you for your attention.

Yours faithfully

Chan Wai Keung
Head – Company Secretarial Department

WKC/pl

Encl

The Stock Exchange of Hong Kong Limited takes no responsibilities for the contents of this announcement, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

This announcement is for information purposes only and does not constitute an invitation or solicitation of an offer to acquire, purchase or subscribe for securities or an invitation to enter into an agreement to do any such things, nor is it calculated to invite any offer to acquire, purchase or subscribe for any securities. These materials are not for distribution, directly or indirectly, in or into the United States. Moreover, this announcement is not an offer of securities for sale in the United States. The Notes and the Guarantee may not be offered or sold in the United States absent registration or an exemption from registration under the United States Securities Act of 1933, as amended. The Company does not intend to register any part of the proposed offering in the United States and there will be no public offer of securities in the United States. The securities described herein will be sold in accordance with all applicable laws and regulations.

THE HONG KONG AND CHINA GAS COMPANY LIMITED

(Incorporated in Hong Kong under the Companies Ordinance)

(Stock Code: 3)

DISCLOSURE PURSUANT TO RULE 13.09 OF THE LISTING RULES

PROPOSED ISSUE OF GUARANTEED NOTES

The Board wishes to announce the proposal for the issue of the Notes by the Issuer, a wholly-owned subsidiary of the Company, being US dollar denominated guaranteed notes in one or more tranches, which, if issued, will be unconditionally and irrevocably guaranteed by the Company. Certain terms of the Notes, including the aggregate principal amount, coupon and tenor have yet to be determined.

The Notes and the Guarantee have not been and will not be offered or sold within the United States unless they are registered or exempt from registration under the Securities Act. None of the Notes will be offered to the public in Hong Kong. The Issuer is in the process of applying to the Hong Kong Stock Exchange for the listing of, and permission to deal in, the Notes.

The Preliminary Offering Circular to be made available to selected professional investors in the Notes will contain certain material financial information relating to the Group not previously disclosed to shareholders of the Company, particulars of which are set out below.

The documentation relating to the proposed issue of the Notes is subject to negotiation and finalization. The Company and the Issuer may or may not proceed with the issue of the Notes. Accordingly, shareholders of the Company and potential investors are advised to exercise caution when dealing in the shares of the Company.

PROPOSED ISSUE OF THE NOTES

The Board wishes to announce the proposal for the issue of the Notes by the Issuer, being US dollar denominated guaranteed notes in one or more tranches, which, if issued, will be unconditionally and irrevocably guaranteed by the Company. Certain terms of the Notes, including the aggregate principal amount, coupon and tenor have yet to be determined.

None of the Notes will be offered to the public in Hong Kong. The Issuer is in the process of applying to the Hong Kong Stock Exchange for the listing of, and permission to deal in, the Notes.

The documentation relating to the proposed issue of the Notes is subject to negotiation and finalization. The Company and the Issuer may or may not proceed with the issue of the Notes. Accordingly, shareholders of the Company and potential investors are advised to exercise caution when dealing in the shares of the Company.

USE OF PROCEEDS

The net proceeds from the issue of the Notes are currently intended to be used by the Issuer or the Company to refinance part of the existing indebtedness of the Group; to fund capital expenditures of the Company or the Group or for general corporate purposes.

CERTAIN FINANCIAL INFORMATION RELATING TO THE GROUP NOT PREVIOUSLY DISCLOSED

In connection with the proposed issue of the Notes, the Company and the Issuer are in the process of preparing the Preliminary Offering Circular which is expected to be made available to selected professional investors in connection with the arrangements for marketing the issue of the Notes. The Preliminary Offering Circular will contain certain material financial information relating to the Group not previously disclosed to shareholders of the Company, particulars of which are set out below:

Unaudited condensed consolidated financial statements of the Company for the four months ended 30th April 2008 (with comparative figures for the four months ended 30th April 2007)

CONSOLIDATED INCOME STATEMENT (UNAUDITED)

FOR THE FOUR MONTHS ENDED 30TH APRIL

	2008	2007
	HK$M	*HK$M*
Revenue	**4,495.4**	3,947.1
Total operating expenses	**(3,062.5)**	(2,447.4)
	1,432.9	1,499.7
Investment (expenses)/income, net	**(9.5)**	179.0
Other gains	**—**	2,235.7#
Interest expense	**(88.9)**	(111.7)
Share of profits less losses of associated companies	**647.6**	429.0
Share of profits less losses of jointly controlled entities	**226.6**	161.8
Profit before taxation	**2,208.7**	4,393.5
Taxation	**(254.5)**	(264.8)
Profit for the period	**1,954.2**	4,128.7
Attributable to:		
Shareholders of the Company	**1,926.1**	4,109.3
Minority interests	**28.1**	19.4
	1,954.2	4,128.7
Earnings per share – basic and diluted, HK cents	**31.8**	67.8*

* *Adjusted for the bonus issue in 2007*

\# *Other gains represents gain on disposal of the eight wholly owned subsidiaries, which held ten piped city-gas joint ventures, to Towngas China Company Limited, formerly known as Panva Gas Holdings Limited of which the details was published in 2007 interim report.*

CONSOLIDATED BALANCE SHEET (UNAUDITED)

AS AT 30TH APRIL 2008

	At 30th April 2008 *HK$M*	At 31st December 2007 *HK$M*
Assets		
Non-current assets		
Property, plant and equipment	**14,049.8**	13,051.6
Investment property	**410.0**	410.0
Leasehold land	**551.9**	534.1
Intangible asset	**192.0**	185.1
Associated companies	**9,196.1**	8,386.5
Jointly controlled entities	**6,974.9**	6,501.7
Available-for-sale financial assets	**1,020.1**	1,066.9
Retirement benefit assets	**42.2**	42.2
Other non-current assets	**100.7**	105.8
	32,537.7	30,283.9
Current assets		
Completed property for sale	**99.4**	99.4
Inventories	**1,045.7**	987.8
Trade and other receivables	**4,181.3**	4,791.9
Loans to associated companies	**103.3**	175.0
Loans to jointly controlled entities	**58.4**	63.0
Loans to minority interests	**67.6**	36.1
Housing loans to staff	**57.5**	62.5
Financial assets at fair value through profit or loss	**1,891.2**	1,906.8
Time deposits over three months	**13.9**	19.9
Time deposits up to three months, cash and bank balances	**5,930.4**	4,818.8
	13,448.7	12,961.2

	At 30th April 2008	At 31st December 2007
	HK$M	*HK$M*
Current liabilities		
Trade and other payables	**(2,808.2)**	(3,140.7)
Amount due to an associated company	**(85.3)**	—
Amount due to a jointly controlled entity	**(261.0)**	(43.9)
Provision for taxation	**(547.6)**	(498.9)
Borrowings	**(3,862.7)**	(3,504.8)
	(7,564.8)	(7,188.3)
Net current assets	**5,883.9**	5,772.9
Total assets less current liabilities	**38,421.6**	36,056.8
Non-current liabilities		
Customers' deposits	**(1,055.6)**	(1,046.3)
Deferred taxation	**(1,234.5)**	(1,228.2)
Borrowings	**(4,305.4)**	(4,273.4)
Loans from minority interests	**(10.0)**	(9.6)
	(6,605.5)	(6,557.5)
Net assets	**31,816.1**	29,499.3
Capital and reserves		
Share capital	**1,514.9**	1,514.9
Share premium	**3,770.1**	3,770.1
Reserves	**24,333.9**	22,098.5
Proposed dividend	**1,393.7**	1,393.7
Shareholders' funds	**31,012.6**	28,777.2
Minority interests	**803.5**	722.1
Total equity	**31,816.1**	29,499.3

CONDENSED CONSOLIDATED CASH FLOW STATEMENT (UNAUDITED)

FOR THE FOUR MONTHS ENDED 30TH APRIL

	2008	2007
	HK$M	*HK$M*
Net cash from operating activities	**1,610.3**	1,349.9
Net cash (used in)/ from investing activities	**(780.8)**	2,182.9
Net cash from/ (used in) financing activities	**204.9**	(786.4)
Increase in cash and cash equivalents	**1,034.4**	2,746.4
Cash and cash equivalents at 1st January	**4,808.8**	1,720.3
Effect of foreign exchange rate changes	**43.7**	9.1
Cash and cash equivalents at 30th April	**5,886.9**	4,475.8

Analysis of balances of cash and cash equivalents

Cash and bank balances	**1,281.8**	1,067.6
Time deposits up to three months	**4,648.6**	3,455.1
Bank overdrafts	**(43.5)**	(46.9)
	5,886.9	4,475.8

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY (UNAUDITED)

FOR THE FOUR MONTHS ENDED 30TH APRIL 2008

	Attributable to Share-holders of the Company	Minority Interests	Total
	HK$M	*HK$M*	*HK$M*
Total equity as at 1st January 2008	28,777.2	722.1	29,499.3
Revaluation deficit of available-for-sale financial assets transferred to equity	(97.5)	—	(97.5)
Exchange differences	406.8	35.0	441.8
Net income recognised directly in equity	309.3	35.0	344.3
Profit for the period	1,926.1	28.1	1,954.2
Total recognised net income for the period	2,235.4	63.1	2,298.5
Capital injection	—	29.4	29.4
Dividends paid to minority interests	—	(11.1)	(11.1)
Total equity as at 30th April 2008	31,012.6	803.5	31,816.1
Total equity as at 1st January 2007	20,693.7	524.5	21,218.2
Revaluation surplus of available-for-sale financial assets transferred to equity	23.4	—	23.4
Exchange differences	139.7	11.6	151.3
Recognition of exchange reserve on disposal of subsidiaries	(21.3)	—	(21.3)
Net income recognised directly in equity	141.8	11.6	153.4
Profit for the period	4,109.3	19.4	4,128.7
Total recognised net income for the period	4,251.1	31.0	4,282.1
Capital injection	—	12.5	12.5
Disposal of subsidiaries	—	(20.0)	(20.0)
Dividends paid to minority interests	—	(6.2)	(6.2)
Total equity as at 30th April 2007	24,944.8	541.8	25,486.6

DEFINITIONS

In this announcement, unless the context otherwise requires, the following terms have the following meanings:

"Board"	the board of Directors
"Company"	The Hong Kong and China Gas Company Limited, a company incorporated in Hong Kong under the Companies Ordinances (Cap 32 of the laws of Hong Kong)
"Directors"	the directors of the Company
"Group"	the Company and all its direct and indirect subsidiaries and also including the Company's interest in associated companies and joint ventures
"Guarantee"	the guarantees to be enfaced on the Notes and to be authorized by the Company
"Hong Kong"	the Hong Kong Special Administrative Region of the People's Republic of China
"Hong Kong Stock Exchange"	The Stock Exchange of Hong Kong Limited
"Issuer"	HKCG (Finance) Limited, a company incorporated with limited liability under the laws of Hong Kong and a wholly-owned subsidiary of the Company
"Listing Rules"	the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited
"Notes"	the US dollar denominated guaranteed notes in one or more tranches proposed to be issued by the Issuer and guaranteed by the Company
"Preliminary Offering Circular"	the preliminary offering circular to be issued by the Issuer in connection with the proposed issue of the Notes

"HK$"	Hong Kong dollars, the lawful currency of Hong Kong
"Securities Act"	United States Securities Act of 1933, as amended

By Order of the Board
ALFRED W.K. CHAN
Managing Director

Hong Kong, 23rd July 2008

As at the date of this announcement, the Board of the Company comprises:

Non-executive Directors:	Dr. The Hon. Lee Shau Kee (Chairman), Mr. Colin Lam Ko Yin, Mr. Lee Ka Kit and Mr. Lee Ka Shing
Independent Non-executive Directors:	Mr. Liu Lit Man, Mr. Leung Hay Man and Dr. The Hon. David Li Kwok Po
Executive Directors:	Mr. Ronald Chan Tat Hung, Mr. Alfred Chan Wing Kin and Mr. James Kwan Yuk Choi

This announcement is also available for viewing on the website of Hong Kong Exchanges and Clearing Limited at www.hkex.com.hk and on the website of the Company at www.towngas.com

Towngas
The Hong Kong and China Gas Company Limited

File No. 82-1543
pursuant to
Rule 12g3-2(b)
Securities Act 1934

The Stock Exchange of Hong Kong Limited takes no responsibilities for the contents of this announcement, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

This announcement is for information purposes only and does not constitute an invitation or offer to acquire, purchase or subscribe for securities.

The Notes and the Guarantees have not been and will not be registered under the U.S. Securities Act of 1933 (the "Securities Act") and, subject to certain exceptions, may not be offered or sold within the United States. The Notes and Guarantees are being offered and sold outside the United States in reliance on Regulation S and within the United States to "qualified institutional buyers" in reliance on Rule 144A under the Securities Act. This announcement is not for distribution, directly or indirectly, in or into the United States. This announcement does not constitute or form a part of any offer or solicitation to purchase or subscribe for securities in the United States. No public offering of the Notes will be made in the United States.

NOTICE OF LISTING ON THE STOCK EXCHANGE OF HONG KONG LIMITED

HKCG (FINANCE) LIMITED (the "Issuer")

(Incorporated in Hong Kong under the Companies Ordinance)

US$1,000,000,000 6.25% Guaranteed Notes due 2018 (the "Notes")
(Stock Code: 4303)
unconditionally and irrevocably guaranteed (the "Guarantees") by

THE HONG KONG AND CHINA GAS COMPANY LIMITED (the "Company")

(Incorporated in Hong Kong under the Companies Ordinance)
(Stock Code: 3)

Joint Bookrunners and Lead Managers

The Hongkong and Shanghai Banking Corporation Limited
Morgan Stanley & Co. International plc

Application has been made to The Stock Exchange of Hong Kong Limited for the listing of, and permission to deal in, the Notes as described in the Offering Circular dated 31 July 2008 and such listing and permission to deal in the Notes is expected to become effective on 8 August 2008.

4 August 2008

Non-executive Directors:	Dr. The Hon. Lee Shau Kee (Chairman), Mr. Colin Lam Ko Yin, Mr. Lee Ka Kit and Mr. Lee Ka Shing
Independent Non-executive Directors:	Mr. Liu Lit Man, Mr. Leung Hay Man and Dr. The Hon. David Li Kwok Po
Executive Directors:	Mr. Ronald Chan Tat Hung, Mr. Alfred Chan Wing Kin and Mr. James Kwan Yuk Choi

As at the date of this announcement, the Board of the Issuer comprises Mr. Ronald Chan Tat Hung, Mr. Alfred Chan Wing Kin, Mr. James Kwan Yuk Choi, Mr. John Ho Hon Ming, Mr. Chan Wai Keung (alternate director to Mr. Ronald Chan Tat Hung) and Mr. Lo Wing Keung (alternate director to Mr. Alfred Chan Wing Kin)

This announcement is also available for viewing on the website of Hong Kong Exchanges and Clearing Limited at www.hkexnews.hk and on the website of the Company at www.towngas.com

Towngas
The Hong Kong and China Gas Company Limited

THE HONG KONG AND CHINA GAS COMPANY LIMITED

(Incorporated in Hong Kong under the Companies Ordinance)
(Stock Code: 3)

CONNECTED TRANSACTION

CAPITAL INCREASE IN JIANGXI FENG LONG JV

The Board announces that a wholly-owned subsidiary of the Company, ECO, entered into the Capital Increase Agreement on 25th August 2008 with Fengcheng Mining Bureau and Longyan Hongfu, the two existing equity holders of Jiangxi Feng Long JV, pursuant to which the registered capital of Jiangxi Feng Long JV will be increased from RMB86,734,700 to RMB236,111,600. Such increase of RMB149,376,900 will be contributed as to RMB50,209,900 by Fengcheng Mining Bureau, RMB40,139,100 by Longyan Hongfu and RMB59,027,900 by ECO. The Capital Increase will be made by two or more instalments. Immediately after the payment of the First Instalment, the registered capital of Jiangxi Feng Long JV will be held as to 40% by Fengcheng Mining Bureau, 35% by Longyan Hongfu and 25% by ECO, which will continue to be held in such proportions after the Capital Increase. In addition to a capital contribution of RMB59,027,900, ECO will also pay an equity subscription premium of RMB63,888,400 to Jiangxi Feng Long JV which will be allocated to its capital reserve.

In addition, Fengcheng Mining Bureau, Longyan Hongfu and ECO entered into the Joint Venture Agreement on 25th August 2008 to govern their relationship in Jiangxi Feng Long JV.

The Capital Increase Agreement and the Joint Venture Agreement constitute connected transactions of the Company under Chapter 14A of the Listing Rules as Fengcheng Mining Bureau is a connected person by reason of it being a substantial shareholder of an existing subsidiary of the Company. Furthermore, by virtue of Rule 14A.13(1)(b)(i), the acquisition of an interest by ECO in Jiangxi Feng Long JV also constitutes a connected transaction since a substantial shareholder of Jiangxi Feng Long JV (Fengcheng Mining Bureau) is a controller of a subsidiary of the Company. Given that the relevant applicable percentage ratios set out in the Listing Rules for the transactions contemplated under the Capital Increase Agreement and the Joint Venture Agreement are less than 2.5% but more than 0.1%, the Capital Increase Agreement and the Joint Venture Agreement are subject to the reporting and announcement requirements under Chapter 14A of the Listing Rules.

Background

The Board announces that a wholly-owned subsidiary of the Company, ECO, entered into the Capital Increase Agreement on 25th August 2008 with Fengcheng Mining Bureau and Longyan Hongfu, the two existing equity holders of Jiangxi Feng Long JV, pursuant to which the registered capital of Jiangxi Feng Long JV will be increased from RMB86,734,700 to RMB236,111,600. Such increase of RMB149,376,900 will be contributed as to RMB50,209,900 by Fengcheng Mining Bureau, RMB40,139,100 by Longyan Hongfu and RMB59,027,900 by ECO. Currently, the registered capital of Jiangxi Feng Long JV is held as to 51% by Fengcheng Mining Bureau and 49% by Longyan Hongfu. The Capital Increase will be made by two or more instalments. Immediately after the payment of the First Instalment, the registered capital of Jiangxi Feng Long JV will be held as to 40%

by Fengcheng Mining Bureau, 35% by Longyan Hongfu and 25% by ECO, which will continue to be held in such proportions after the Capital Increase. In addition to a capital contribution of RMB59,027,900, ECO will also pay an equity subscription premium of RMB63,888,400 to Jiangxi Feng Long JV which will be allocated to its capital reserve.

In addition, Fengcheng Mining Bureau, Longyan Hongfu and ECO entered into the Joint Venture Agreement on 25th August 2008 to govern their relationship in Jiangxi Feng Long JV.

THE CAPITAL INCREASE AGREEMENT

Date

25th August 2008

Parties

(a) Fengcheng Mining Bureau

(b) Longyan Hongfu

(c) ECO

(a) THE FIRST INSTALMENT

Pursuant to the Capital Increase Agreement, the paid-up capital of Jiangxi Feng Long JV will be increased from RMB86,734,700 to RMB121,428,600 after the payment of the First Instalment, which will be payable by Fengcheng Mining Bureau and ECO. Immediately after the First Instalment, the paid-up capital of Jiangxi Feng Long JV will be RMB121,428,600 and held as to 40% by Fengcheng Mining Bureau, 35% by Longyan Hongfu and 25% by ECO.

Conditions of the payment of the First Instalment

The payment of the First Instalment is conditional upon the following:

(i) the relevant requisite application materials including PRC government approval documents and reports in relation to Jiangxi Feng Long JV's application for the mining permit of the Shishang Coal Mine (石上礦井採礦許可証) having been obtained;

(ii) the approval document from the authorised investor of Fengcheng Mining Bureau in respect of the Capital Increase and conversion of Jiangxi Feng Long JV into a sino-foreign equity joint venture in accordance with the Joint Venture Agreement having been obtained;

(iii) the relevant PRC government approval document in respect of the acquisition of equity interest in Jiangxi Feng Long JV by a foreign entity having been obtained;

(iv) the relevant PRC government approval document in respect of the Capital Increase, the Joint Venture Agreement, the articles of association of Jiangxi Feng Long JV and the approval certificate for the conversion of Jiangxi Feng Long JV into a sino-foreign equity joint venture having been obtained;

(v) the business licence of Jiangxi Feng Long JV after its conversion into a sino-foreign equity joint venture having been obtained;

(vi) the stock taking of the total net assets of Jiangxi Feng Long JV (in accordance with the terms of the Capital Increase Agreement) having been completed and confirmed in writing by Fengcheng Mining Bureau, Longyan Hongfu and ECO;

(vii) the financial statements up to the date of conversion of Jiangxi Feng Long JV into a sino-foreign equity joint venture having been audited by an auditor jointly appointed by Fengcheng Mining Bureau, Longyan Hongfu and ECO and having been confirmed in writing by all three parties;

(viii) there being no outstanding debts or tax liabilities up to the expiry of the notice period for the publication of the capital increase announcement;

(ix) written consent from the relevant bank in respect of the change in equity holders having been obtained by Jiangxi Feng Long JV; and

(x) the relevant state-owned land allocation decision document and land use approval document in respect of the lands which it currently uses having been obtained by Jiangxi Feng Long JV.

If the conditions are not satisfied within 3 months (or such later date as may be agreed by the parties) from the date of conversion of Jiangxi Feng Long JV into a sino-foreign equity joint venture, ECO may immediately terminate the Capital Increase Agreement by giving written notice to Fengcheng Mining Bureau and Longyan Hongfu.

Premium

At the same time as making payment of the First Instalment, ECO will pay an equity subscription premium of RMB63,888,400 to Jiangxi Feng Long JV which will be allocated to its capital reserve.

The Premium was arrived at after arm's length negotiations between Fengcheng Mining Bureau, Longyan Hongfu and ECO, taking into account the valuation of the 25% stake in Jiangxi Feng Long JV (valued as at 31 December 2007) of approximately RMB32,968,900 (equivalent to approximately HK$37,656,364) based on the asset appraisal report dated 14 March 2008 prepared by an independent professional valuer using the market approach, subject to an adjustment by reference to the net asset value of Jiangxi Feng Long JV upon its conversion into a sino-foreign equity joint venture on a dollar-for-dollar basis. Based on its due diligence on Jiangxi Feng Long JV and the Shishang Coal Mine (including a review of its feasibility study report), the Directors consider that the Premium is fair and reasonable as it expects Jiangxi Feng Long JV to have good prospects and its business will be complementary to the Company's existing businesses. The net asset value of Jiangxi Feng Long JV is RMB86,734,700 (equivalent to approximately HK$99,066,498) and is based primarily on a valuation of its current major assets including fixed assets (equipment and buildings), current assets and construction work in progress.

The Premium will be payable by ECO in cash and will be funded by internal cash resources of the Group.

Completion

Within 20 working days after the fulfilment of all the conditions of the First Instalment, Fengcheng Mining Bureau and ECO will make capital contributions of RMB4,336,700 and RMB30,357,200 to Jiangxi Feng Long JV, respectively. It is currently intended that the amount of RMB30,357,200 to be contributed by ECO pursuant to the First Instalment will be funded by internal cash resources of the Group. In addition, ECO shall at the same time pay the Premium to Jiangxi Feng Long JV.

Immediately after the First Instalment, the paid-up capital of Jiangxi Feng Long JV will be RMB121,428,600 and held as to 40% by Fengcheng Mining Bureau, 35% by Longyan Hongfu and 25% by ECO.

(b) CAPITAL BALANCE

After Completion and the issue of a sino-foreign equity joint venture business licence to Jiangxi Feng Long JV, Jiangxi Feng Long JV will be converted into a sino-foreign equity joint venture in the PRC. It is expected that the necessary documents for approval of conversion of Jiangxi Feng Long JV into a sino-foreign equity joint venture will be submitted to the relevant governmental authorities shortly after the execution of the Capital Increase Agreement. In the normal course of events, it is expected that such approval will be granted within three months of such submission.

Pursuant to the Capital Increase Agreement, the parties have agreed to pay the Capital Balance within two years from the date of conversion of Jiangxi Feng Long JV into a sino-foreign equity joint venture. In other words, the paid-up capital of Jiangxi Feng Long JV will be further increased from RMB121,428,600 (immediately after the First Instalment) to RMB236,111,600. Such increase of RMB114,683,000 will be contributed as to RMB45,873,200 by Fengcheng Mining Bureau, RMB40,139,100 by Longyan Hongfu and RMB28,670,700 by ECO by instalment(s) in accordance with the terms of the Joint Venture Agreement and the articles of association of Jiangxi Feng Long JV. It is currently intended that the amount of RMB28,670,700 to be contributed by ECO (being the portion of the Capital Balance attributable to ECO) will be funded by internal cash resources of the Group.

Immediately after paying the Capital Balance, the paid-up capital of Jiangxi Feng Long JV will continue to be held as to 40% by Fengcheng Mining Bureau, 35% by Longyan Hongfu and 25% by ECO.

Termination

Either party may terminate the Capital Increase Agreement under certain defaulting circumstances as prescribed in the Capital Increase Agreement. The non-defaulting party may be compensated or claim for damages (including but not limited to the capital contribution and Premium paid by ECO) in accordance with the relevant terms of the Capital Increase Agreement.

Furthermore, if the mining permit of the Shishang Coal Mine (石上礦井採礦許可証) has not been obtained by Jiangxi Feng Long JV within two years from the date of conversion of Jiangxi Feng Long JV into a sino-foreign equity joint venture, Fengcheng Mining Bureau and Longyan Hongfu shall refund the Premium to ECO (but this will not affect ECO's equity interest in Jiangxi Feng Long JV). ECO will continue to be liable to pay its share of the Capital Balance to Jiangxi Feng Long JV in accordance with the Capital Increase Agreement.

In the unlikely event that the mining permit of the Shishang Coal Mine cannot be obtained, Jiangxi Feng Long JV will look into other business opportunities in line with its scope of business for investment.

THE JOINT VENTURE AGREEMENT

Date

25th August 2008

Parties

(a) Fengcheng Mining Bureau

(b) Longyan Hongfu

(c) ECO

Scope of business

The scope of business of Jiangxi Feng Long JV shall be the exploitation and processing of coal, the operation of coal business and the collection of gas in coal layers.

Profit distribution

The profits of Jiangxi Feng Long JV available for distribution shall be distributed to Fengcheng Mining Bureau, Longyan Hongfu and ECO in proportion to their respective share of actual contribution to the registered capital.

Board composition

The board of directors of Jiangxi Feng Long JV will consist of 9 directors, of whom 4 will be appointed by Fengcheng Mining Bureau, 3 will be appointed by Longyan Hongfu and 2 will be appointed by ECO. Such appointments will become effective on the date of conversion of Jiangxi Feng Long JV into a sino-foreign equity joint venture.

INFORMATION ON THE GROUP

The principal activities of the Group are the production, distribution and marketing of gas, water and related activities in Hong Kong and the PRC.

INFORMATION ON FENGCHENG MINING BUREAU, LONGYAN HONGFU AND JIANGXI FENG LONG JV

Fengcheng Mining Bureau, established in 1957, is a major coke coal production base in Southern Yangtze River Area and a key enterprise of Jiangxi Province, the PRC. It is a state-owned large-to-medium size enterprise with a coal production capacity of 2.8 million tons per year.

Longyan Hongfu is a wholly-owned subsidiary of Longyan City Huanmin Investment Company Limited. Longyan City Huanmin Investment Company Limited was established in November 2004 and is principally engaged in the investment in the exploration and mining of coal and various metal mining products. Its main production bases are in three locations being Xinluo District, Yongding County and Zhangping County of Longyan City, Jiangxi Province, the PRC, and it has a controlling interest in 20 coal mines. The total designed annual capacity of the mines is 1.89 million tons. The principal business activities of Longyan Hongfu include project investment, capital operation (excluding that in the financial industry) and management of shopping malls.

As at the date of this announcement, Jiangxi Feng Long JV has not commenced commercial production and therefore does not have any profit or loss for the two years ended 31 December 2006 and 2007. Although commercial production has not commenced, preliminary work including the drilling of wells is being carried out on the site of the Shishang Coal Mine in preparation for pumping after the mining permit of the Shishang Coal Mine (石上礦井採礦許可証) has been obtained. The

expenses for such preliminary work have been capitalised into the books of Jiangxi Feng Long JV. In addition, Jiangxi Feng Long JV will be equity accounted for in the Company's accounts.

Fengcheng Mining Bureau did not acquire Jiangxi Feng Long JV from a third party. It was one of the first equity holders of Jiangxi Feng Long JV and the amount of registered capital which has so far been contributed by Fengcheng Mining Bureau is RMB44,234,700. The Company is not aware of Longyan Hongfu's original acquisition cost of its interest in Jiangxi Feng Long JV. The amount of registered capital which has so far been contributed by Longyan Hongfu is RMB42,500,000.

REASONS FOR AND BENEFITS OF THE CAPITAL INCREASE

The Group currently engages in a large number of activities in the PRC and Hong Kong. In the PRC, in addition to its piped city-gas projects, the Group is also endeavouring to develop emerging energy projects including projects involving coal-based energy. The Group aims to participate in upstream, midstream and downstream energy projects and as such, the Company believes that an equity interest in Jiangxi Feng Long JV (an upstream energy project) will be complementary to the Company's existing busineses and will further enhance the Group's natural resources businesses and operations in the PRC.

Shishang Coal Mine is located within the territory of Shangzhuangxiang, Fengcheng City, Jiangxi Province, the PRC. The main coal mine in the mining zone is approximately 6 kilometres away from the northwest of Fengcheng City and the exploration area of the zone amounts to approximately 60 square kilometres. The coal reserve of Shishang Coal Mine and the land occupied by it are the properties of the PRC government but the exploration right belongs to Jiangxi Feng Long JV. The coal reserve of Shishang Coal Mine is approximately 87,630,000 tons of which 58,210,000 tons can be exploited.

The amount of the Capital Increase has been negotiated by the parties on an arm's length basis taking into account the capital requirements for the exploration and mining of the Shishang Coal Mine based on a feasibility study report. The Capital Increase will be used to fund the expansion in the scale of operations of Jiangxi Feng Long JV in view of the shortage of coal supply in Jiangxi Province, the PRC.

The Directors (including the independent non-executive Directors) are of the view that the terms of the transactions contemplated under the Capital Increase Agreement are fair and reasonable, on normal commercial terms and in the interests of the Company and its shareholders as a whole.

LISTING RULES IMPLICATIONS

The Capital Increase Agreement and the Joint Venture Agreement constitute connected transactions of the Company under Chapter 14A of the Listing Rules as Fengcheng Mining Bureau is a connected person by reason of it being a substantial shareholder of an existing subsidiary of the Company. Furthermore, by virtue of Rule 14A.13(1)(b)(i), the acquisition of an interest by ECO in Jiangxi Feng Long JV also constitutes a connected transaction since a substantial shareholder of Jiangxi Feng Long JV (Fengcheng Mining Bureau) is a controller of a subsidiary of the Company. Given that the relevant applicable percentage ratios set out in the Listing Rules for the transactions contemplated under the Capital Increase Agreement and the Joint Venture Agreement are less than 2.5% but more than 0.1%, the Capital Increase Agreement and the Joint Venture Agreement are subject to the reporting and announcement requirements under Chapter 14A of the Listing Rules.

DEFINITIONS

In this announcement, unless the context otherwise requires, the following expressions have the following meanings:

"Board"	the board of Directors
"Capital Balance"	the balance of the Capital Increase after the First Instalment (i.e. RMB114,683,000), to be contributed as to RMB45,873,200 by Fengcheng Mining Bureau, RMB40,139,100 by Longyan Hongfu and RMB28,670,700 by ECO
"Capital Increase"	the increase in registered capital of Jiangxi Feng Long JV from RMB86,734,700 to RMB236,111,600 pursuant to the Capital Increase Agreement, comprising the First Instalment and the Capital Balance
"Capital Increase Agreement"	the capital increase agreement entered into among Fengcheng Mining Bureau, Longyan Hongfu and ECO on 25th August 2008
"Company"	The Hong Kong and China Gas Company Limited, a company incorporated in Hong Kong, the shares of which are listed on the Main Board of the Stock Exchange
"Completion"	the completion of the payment of the First Instalment (including the Premium)
"connected person"	has the meaning given to it under the Listing Rules
"controller"	has the meaning given to it under the Listing Rules
"Directors"	the directors of the Company
"ECO"	ECO Coal Resources Development (Fengcheng) Limited (易高煤礦資源開發(豐城)有限公司), a company incorporated in Hong Kong and an indirect wholly-owned subsidiary of the Company
"Fengcheng Mining Bureau"	豐城礦務局 (Fengcheng Mining Bureau), a state-owned enterprise established in the PRC

"First Instalment"	the first instalment of the Capital Increase (amounting to RMB34,693,900), to be contributed as to RMB4,336,700 by Fengcheng Mining Bureau and RMB30,357,200 by ECO
"Group"	the Company and its subsidiaries
"Hong Kong"	Hong Kong Special Administrative Region of the PRC
"HK$"	Hong Kong dollars, the lawful currency of Hong Kong
"Jiangxi Feng Long JV"	Jiangxi Feng Long Mining Co., Ltd. (江西豐龍礦業有限責任公司), a joint venture entity established in the PRC which is owned by Fengcheng Mining Bureau and Longyan Hongfu and upon Completion, will be owned by Fengcheng Mining Bureau, Longyan Hongfu and ECO
"Joint Venture Agreement"	the joint venture agreement entered into among Fengcheng Mining Bureau, Longyan Hongfu and ECO on 25th August 2008 to govern their relationship in Jiangxi Feng Long JV
"Listing Rules"	the Rules Governing the Listing of Securities on the Stock Exchange
"Longyan Hongfu"	龍岩市宏福投資有限公司 (Longyan City Hongfu Investment Company Limited), a company incorporated in the PRC
"PRC"	the People's Republic of China, which for the purposes of this announcement excludes Hong Kong, Macau and Taiwan
"Premium"	an equity subscription premium of RMB63,888,400 for subscribing 25% of the registered capital of (a 25% equity interest in) Jiangxi Feng Long JV, payable by ECO pursuant to the Capital Increase Agreement
"RMB"	Renminbi, the lawful currency of the PRC
"Stock Exchange"	The Stock Exchange of Hong Kong Limited

"substantial shareholder"	has the meaning given to it under the Listing Rules

This announcement contains translation of HK$ into RMB at the rate of HK$1.00 to RMB0.87552. The translation shall not be taken as representation that any amounts in RMB or HK$ could be converted at such rate or at any other rate.

By Order of the Board

RONALD T.H. CHAN

Executive Director and Company Secretary

Hong Kong, 25th August 2008

As at the date of this announcement, the Board comprises:

Non-executive Directors:	Dr. The Hon. Lee Shau Kee (Chairman), Mr. Colin Lam Ko Yin, Mr. Lee Ka Kit and Mr. Lee Ka Shing
Independent Non-executive Directors:	Mr. Liu Lit Man, Mr. Leung Hay Man and Dr. The Hon. David Li Kwok Po
Executive Directors:	Mr. Ronald Chan Tat Hung, Mr. Alfred Chan Wing Kin and Mr. James Kwan Yuk Choi

Towngas

The Hong Kong and China Gas Company Limited

THE HONG KONG AND CHINA GAS COMPANY LIMITED

(Incorporated in Hong Kong under the Companies Ordinance)
(Stock Code: 3)

DATE OF BOARD MEETING

The board of directors (the "Board") of The Hong Kong and China Gas Company Limited (the "Company") announces that a meeting of the Board will be held on Friday, 12th September 2008 to, among other matters, consider and approve the interim results of the Company and its subsidiaries for the six months ended 30th June 2008 and its publication and to consider the payment of an interim dividend, if any.

By Order of the Board
RONALD T.H. CHAN
Executive Director and Company Secretary

Hong Kong, 2nd September 2008

As at the date of this announcement, the Board of the Company comprises: Dr. The Hon. Lee Shau Kee (Chairman), Mr. Liu Lit Man*, Mr. Leung Hay Man*, Mr. Colin Lam Ko Yin, Dr. The Hon. David Li Kwok Po*, Mr. Ronald Chan Tat Hung, Mr. Lee Ka Kit, Mr. Alfred Chan Wing Kin, Mr. James Kwan Yuk Choi and Mr. Lee Ka Shing.

* *Independent Non-executive Director*

Towngas
The Hong Kong and China Gas Company Limited

THE HONG KONG AND CHINA GAS COMPANY LIMITED

(Incorporated in Hong Kong under the Companies Ordinance)
(Stock Code: 3)

PRELIMINARY ANNOUNCEMENT OF 2008 INTERIM RESULTS

HALF-YEARLY RESULTS

The Directors wish to report that the unaudited profit after taxation attributable to shareholders of the Group for the six months ended 30th June 2008 amounted to HK$2,524.3 million, a decrease of HK$2,945.6 million compared with the same period last year. During the first half of 2007, non-recurrent gain amounted to HK$3,506.1 million due to a one-off gain resulting from the acquisition of shares in Panva Gas Holdings Limited ("Panva Gas") by way of asset injection, profit from the sale of properties and a revaluation surplus from the International Finance Centre ("IFC") complex. In comparison, during the first half of 2008, non-recurrent gain arising from the sale of properties and a revaluation surplus from the IFC complex amounted to only HK$496.7 million. Although the Group's gas business in Hong Kong grew steadily during the first half of 2008, the substantial 2007 one-off gain will not be repeated this year while profit from the sale of properties will reduce substantially for the whole of 2008 compared with 2007.

Highlights of the unaudited results of the Group for the six months ended 30th June 2008, as compared to the same period in 2007, are shown in the following table:

	Unaudited Six months ended 30th June	
	2008	**2007**
Revenue before Fuel Cost Adjustment, HK million dollars	**5,560.2**	5,235.8
Revenue after Fuel Cost Adjustment, HK million dollars	**6,537.7**	5,763.7
Profit Attributable to Shareholders, HK million dollars	**2,524.3**	5,469.9
Earnings per Share, HK cents	**37.9**	82.1*
Earnings per Share, Principal Businesses, HK cents	**30.4**	29.5*
Interim Dividends per Share, HK cents	**12.0**	12.0
Town Gas Sold in Hong Kong, million MJ	**15,320**	15,020
Number of Customers in Hong Kong as at 30th June	**1,655,774**	1,631,302

* *Adjusted for the bonus issue in 2008*

GAS BUSINESS IN HONG KONG

Total volume of gas sales in Hong Kong for the first half of 2008 increased by 2.0 per cent compared with the same period last year, mainly resulting from an increase in residential gas sales. As at 30th June 2008, the number of customers was 1,655,774, an increase of 24,472 since the end of June 2007 which represented over 90 per cent of the market share of customers living in new flats in Hong Kong. Total appliance sales also grew by 5.9 per cent over the same period last year.

BUSINESS DEVELOPMENTS IN MAINLAND CHINA

The Group's mainland businesses are progressing well. The acquisition of Panva Gas in March 2007 injected an additional 25 piped city-gas projects into the Group and extended the Group's footprint in north-eastern and south-western China. The Group, besides investing in piped city-gas projects, is also endeavouring to develop emerging energy projects through its wholly-owned subsidiary ECO Environmental Investments Limited and its subsidiaries (together known as "ECO").

The Group's midstream natural gas projects are making good progress. These include high-pressure natural gas pipeline joint ventures in Anhui province, Hebei province and Hangzhou, Zhejiang province, and a joint venture that invests in the construction of natural gas pipelines and the exploitation of gas fields in Jilin province. These kinds of midstream investments underpin downstream joint venture projects thus enabling the Group to strengthen its piped city-gas market interests in the regions concerned.

Following the acquisition of Panva Gas as an associated company in early March 2007, the Group's piped city-gas projects increased in number. The addition of a new joint venture company set up by Towngas China Company Limited ("Towngas China") in Huangshan City, Anhui province earlier in 2008 increased the number of the Group's piped city-gas projects to 67 in mainland cities spread across 14 provinces/municipalities in eastern, central, northern, north-eastern, western and south-western China including Guangdong and Shandong provinces. With the implementation of a state plan for transmitting natural gas from Sichuan province to eastern and southern China, the construction of phase two of the West-to-East pipeline, and a recent increase in the quantity of imported liquefied natural gas, the Group's mainland projects are forecast to thrive during the next three years.

The Group operates water supply projects in Wujiang, Jiangsu province and in Wuhu, Anhui province, and manages an integrated water supply and wastewater joint venture in Suzhou Industrial Park, Jiangsu province. The Group is able to capture synergies between these water projects and its gas joint ventures, thus achieving cost savings. Both gas and water sectors will gradually become market-based, in line with the opening up of the mainland's utility markets, creating more business opportunities for the Group.

Including the piped city-gas projects of Towngas China, the Group currently has a total of 80 projects spread across 17 provinces/municipalities/autonomous regions, encompassing upstream, midstream and downstream natural gas sectors, the water supply and wastewater treatment sector and ECO's emerging energy projects.

Diversification is rapidly transforming the Group from a locally-based company centred on a single business into a sizable, nation-wide, multi-business corporation with a focus on environmentally-friendly businesses and the energy sector.

ENVIRONMENTALLY-FRIENDLY ENERGY BUSINESSES OF ECO

The Group has been proactively developing environmentally-friendly energy businesses in Hong Kong through ECO, including dedicated liquefied petroleum gas ("LPG") filling stations, landfill gas projects and an aviation fuel facility. Revenue from ECO's dedicated LPG filling stations increased during the first half of 2008 compared to the same period last year. ECO's North East New Territories ("NENT") landfill gas project is also progressing well. NENT's landfill gas treatment facility was commissioned in early 2007 and is connected to Tai Po gas production plant via a 19 km pipeline. Treated landfill gas is now partially replacing naphtha as a fuel for town gas production. Given the success of the NENT project, ECO is proactively looking for further opportunities to utilise landfill gas at other sites in Hong Kong. By reducing flare-off of atmospheric-polluting gases, such projects also help improve air quality.

In 2002, ECO signed a 40-year franchise agreement with the Hong Kong Airport Authority to design, construct and commission a permanent aviation fuel facility at Tuen Mun Area 38 for the supply of aviation fuel to Hong Kong International Airport. The facility will consist of a large-scale tank farm for storage of aviation fuel served by tanker jetties. The project is on schedule and commissioning is expected in late 2009. The facility will become a major logistics base for supply of aviation fuel in Hong Kong. ECO has also recently concluded an agreement with the Hong Kong Airport Authority to develop a second phase facility comprising another bunded area for additional tank storage capacity so as to cope with increasing demand from the air transport industry; commissioning is expected by the end of 2010.

Since January 2008, the Group has formally taken ECO as an investment vehicle to develop clean and emerging energy projects. On the mainland, the Group's first coalbed methane liquefaction facility is now under construction in Shanxi province. Phase one is expected to be commissioned within this year. Construction of phase two is projected to commence during the fourth quarter of this year; commissioning is anticipated by the end of 2009. As coalbed methane is an environmentally-friendly energy with components similar to those of natural gas, it can be used as a supplement and additional gas source for piped city-gas projects. Investment in, and operation of, upstream coalbed methane projects will help provide new gas sources for the Group's piped city-gas projects. ECO is monitoring developments in the coal-based chemical industry and in new technology for the production of clean energies, such as methanol and dimethyl ether, and monitoring related market trends and potential investment opportunities associated with these alternative fuels. ECO is also making plans to run a coal-based chemical project in Erdos, Inner Mongolia. In Shanxi province, ECO is conducting an in-depth study regarding development of a methanol production project using coke gas as feedstock. In Fengcheng, Jiangxi province, ECO has signed an agreement to invest in a coal mining project and is studying the feasibility of participating in a coal mine coking plant. In addition, ECO is now managing an experimental energy-saving and emission-minimising project in Shaanxi province involving the construction and operation of compressed natural gas ("CNG") filling stations for heavy duty trucks. CNG can be used as a substitute for diesel oil. The stations are expected to be commissioned by the end of September 2008. Negotiations regarding several coal-based chemical and coal mining projects are also progressing well.

In mid 2008, ECO successfully negotiated the Group's first overseas oil and gas resource project by entering into an agreement with Madagascar Energy International Limited ("MEIL"), a wholly-owned subsidiary of Sino Union Petroleum & Chemical International Limited ("SUNPEC"; stock code: 346), to jointly invest and manage the exploration, exploitation and operation of Madagascar Oilfield Block 3113 in Africa. Prior to this, a similar agreement had been signed between MEIL and Shaanxi Yanchang Petroleum (Group) Limited ("Yanchang Petroleum"), the fourth largest petroleum enterprise on the mainland, relating to this project. A new tri-party agreement later confirmed that Yanchang Petroleum, MEIL and ECO would invest 40 per cent, 31 per cent and 29 per cent respectively in this project. Cooperation with SUNPEC and Yanchang Petroleum will strengthen the technical capability and experience of the Group with regard to exploration, exploitation, operation and enhancement of its upstream oil and energy developments.

The energy market on the mainland has great potential to expand. ECO's increasing interest in developing emerging energy and environmentally-friendly businesses and its conclusion of related agreements are expected to bring economic benefits to the Group; business prospects are good.

TOWNGAS CHINA COMPANY LIMITED (STOCK CODE: 1083)

Towngas China, through the introduction of the Group's quality assets and excellent management philosophy, turned a loss to a profit in 2007. During the first half of 2008, Towngas China booked a profit of HK$101 million, an increase of 100% over the same period last year. Towngas China's credit rating was upgraded by Standard and Poor's Rating Services ("Standard & Poor's") in August 2007 and by Moody's Investors Service ("Moody's") in April 2008, reflecting greater confidence in the management of, and prospects for, the company thus underpinning any future application for banking facilities regarding business expansion.

Towngas China has set up one new piped city-gas joint venture so far this year in Huangshan city, Anhui province. Towngas China will continue to strive for rapid expansion through mergers and acquisitions. In addition to scaling up its market share in north-eastern China and Sichuan province, Towngas China is looking to move to other regions so as to accelerate development.

The Group currently holds approximately 893 million shares in Towngas China, representing a 45.63 per cent interest in the company.

PROPERTY DEVELOPMENTS

An overall total of approximately 1,168,000 square feet of the Grand Waterfront property development project, located at the Ma Tau Kok south plant site, had been sold by the end of June 2008, representing about 95.6 per cent of the total residential floor area of the project. Residential occupancy started in May 2007. The commercial area of the project is approximately 150,000 square feet. Rental of the commercial area started in the second half of 2007.

The Group has a 50 per cent interest in the Grand Promenade property development project at Sai Wan Ho. An overall total of approximately 1,670,000 square feet had been sold by the end of June 2008, representing about 96 per cent of the total residential floor area of the project. Residential occupancy started in early 2006.

The Group has an approximately 15.8 per cent interest in the IFC complex. Rental demand for the shopping mall and office towers of IFC continues to be good. The occupancy rate of the project's hotel complex, comprising the Four Seasons Hotel and Four Seasons Place, remains high and business overall is very successful.

INAUGURAL OFFERING OF US$1 BILLION GUARANTEED NOTES

HKCG (Finance) Limited, a wholly-owned subsidiary of the Group, issued and sold US$1 billion (HK$7.8 billion) Reg S/Rule 144A Guaranteed Notes (the "Notes") in August 2008. Listed on The Stock Exchange of Hong Kong Limited on 8th August 2008 (stock code: 4303), the Notes are guaranteed by the Company and were issued at a fixed coupon rate of 6.25 per cent per annum at an issue price of 99.319 per cent. The Notes have a maturity of 10 years. After swapping into Hong Kong dollar, the effective Hong Kong dollar fixed interest rate is at 5.4 per cent per annum. The net proceeds will be applied towards refinancing part of the existing indebtedness of the Group, funding capital expenditure of the Company or the Group, or for general corporate purposes. The Hongkong and Shanghai Banking Corporation and Morgan Stanley acted as joint book runners and joint lead managers.

The transaction is currently the largest investment grade corporate debt issue to-date from Asia in 2008. Notwithstanding a challenging bond market environment, the new issue was able to price within a narrow favourable market window, on the back of falling US Treasury yields and was successfully priced at the tight end of the revised price guidance at 237.5bps over 10-year US Treasury. The issue was very well-received by top quality investors, who viewed the Company as a quality investment opportunity. A credit rating of A1 (stable) was assigned to the Notes by international rating agency Moody's and A+ (stable) by Standard and Poor's.

REVALUATION OF GAS PRODUCTION PLANTS, NETWORK SYSTEM, BUILDINGS AND LAND

The Company's gas production plants, network system, buildings and land in Hong Kong were revalued as at 30th June 2008 by American Appraisal China Limited, a highly reputable international professional company experienced in asset valuation. After revaluation, the total net fixed asset value relating to the Company's Hong Kong gas business amounted to HK$33 billion as at 30th June 2008.

DONATIONS TO EARTHQUAKE VICTIMS IN SICHUAN PROVINCE OF CHINA

In May 2008, a devastating earthquake took place in Sichuan province, seriously affecting an extensive spread of places. Henderson group and the Company swiftly pledged donation totalling HK$10 million for Sichuan earthquake relief work. In addition, including Towngas China, the Group's Hong Kong as well as mainland staff, companies, and contractors also made generous contributions, reaching more than HK$10 million. The Group also set up a "5. 12 Relief Support Team" and dispatched staff to Chengdu to work alongside local colleagues to support national relief initiatives. The Group procured emergency relief supplies, including more than 10,000 tents, 30,000 boxes of relief food, 6,000 gas stoves, and other medical supplies which were delivered and distributed directly to the earthquake victims. Staff members of Towngas China's joint venture in Mianyang city, Sichuan province also formed a volunteer team after the incident, paying visits to the affected areas and extending a helping hand to the earthquake victims with timely emergency materials and emotional support.

EMPLOYEES AND PRODUCTIVITY

The number of employees engaged in the town gas business was 1,915 as at 30th June 2008. During the first half of 2008, the number of customers increased by 24,472 with each employee serving 865 customers, compared to each employee serving 850 customers during the same period last year. Total remuneration for employees involved directly in the town gas business amounted to HK$312 million for the six months ended 30th June 2008, an increase of HK$4 million compared with the corresponding period in 2007. The Group offers its employees rewarding careers based on their capabilities and performance and arranges a variety of training programmes in order to constantly enhance the quality of customer services.

DIVIDEND

Your Directors have declared an interim dividend of HK12 cents per share payable to shareholders whose names are on the register of shareholders of the Company as at 10th October 2008. To enable our Share Registrar to complete the necessary work associated with this payment, the register of shareholders will be closed on Thursday, 9th October 2008 and Friday, 10th October 2008, during which period no share transfers will be effected. Dividend warrants will be posted to shareholders on Monday, 20th October 2008.

BUSINESS OUTLOOK FOR 2008

Notwithstanding contribution from the growth of local and mainland businesses, the Group's substantial profit for the year 2007 mainly resulted from an extraordinary book profit from the sale of properties, a revaluation surplus from investment properties and a one-off gain from the acquisition of Panva Gas. The substantial one-off gain will not be repeated in 2008 and profit from sale of properties will reduce in the coming year.

The Company has not increased its standard gas tariff for the past ten years. Nevertheless the Company has made every effort to enhance its operational efficiency while increasing the standard of services provided, thus maintaining steady performance of its gas business in Hong Kong. As a result of the implementation of a dual naphtha and natural gas feedstock mix in October 2006, feedstock costs have decreased to the benefit of customers. This has also helped the Company to off-set the economic impact resulting from the surge in international oil prices over the period under review. However, the local gas market is maturing and operational costs are rising caused by an inflationary local economy. Therefore, on 4th July 2008, the Company announced its plan to raise the standard gas tariff by HK0.3 cents per MJ with effect from 1st October 2008.

The Company anticipates an increase of about 25,000 new customers and a stable growth in gas sales volume in Hong Kong during 2008. The Group will endeavour to develop natural gas and emerging energy businesses at a faster rate in the coming year. The Group predicts that good prospects for its mainland businesses will continue.

LEE Shau Kee
Chairman

Hong Kong, 12th September 2008

FINANCIAL INFORMATION

Highlights of the Group's Interim Accounts for the first six months ended 30th June 2008 are shown below. The Interim Accounts are unaudited but have been reviewed by our audit committee and external auditor, PricewaterhouseCoopers.

CONSOLIDATED INCOME STATEMENT (UNAUDITED)

	Note	**Six months ended 30th June** **2008** **HK$M**	2007 HK$M
Revenue	2	**6,537.7**	5,763.7
Total Operating Expenses	3	**(4,517.0)**	(3,666.7)
		2,020.7	2,097.0
Other (Losses)/Gains, net		**(113.3)**	2,589.9
Interest Expense		**(128.7)**	(167.4)
Share of Profits less Losses of Associated Companies		**772.0**	689.6
Share of Profits less Losses of Jointly Controlled Entities		**281.6**	710.2
Profit before Taxation		**2,832.3**	5,919.3
Taxation	4	**(268.4)**	(424.4)
Profit for the period		**2,563.9**	5,494.9
Attributable to:			
Shareholders of the Company		**2,524.3**	5,469.9
Minority Interests		**39.6**	25.0
		2,563.9	5,494.9
Dividends – Interim Proposed	5	**799.9**	727.2
Earnings per Share – Basic and Diluted, HK cents	6	**37.9**	82.1*

* Adjusted for the bonus issue in 2008

CONSOLIDATED BALANCE SHEET (UNAUDITED)
AS AT 30TH JUNE 2008

	Note	At 30th June 2008 HK$M	At 31st December 2007 HK$M
Assets			
Non-Current Assets			
Property, Plant and Equipment		**14,531.6**	13,051.6
Investment Property		**526.0**	410.0
Leasehold Land		**551.6**	534.1
Intangible Asset		**197.1**	185.1
Associated Companies		**9,329.7**	8,386.5
Jointly Controlled Entities		**6,572.8**	6,501.7
Available-for-Sale Financial Assets		**939.9**	1,066.9
Retirement Benefit Assets		**42.2**	42.2
Other Non-Current Assets		**97.8**	105.8
		32,788.7	30,283.9
Current Assets			
Completed Property for Sale		**105.2**	99.4
Inventories		**1,004.1**	987.8
Trade and Other Receivables	7	**3,325.6**	4,791.9
Loans to Associated Companies		**89.5**	175.0
Loans to Jointly Controlled Entities		**62.7**	63.0
Loans to Minority Interests		**84.9**	36.1
Housing Loans to Staff		**54.8**	62.5
Financial Assets at Fair Value through Profit or Loss		**1,628.0**	1,906.8
Time Deposits over three months		**14.2**	19.9
Time Deposits up to three months, Cash and Bank Balances		**6,149.1**	4,818.8
		12,518.1	12,961.2
Current Liabilities			
Trade and Other Payables	8	**(2,556.5)**	(3,140.7)
Amounts due to Jointly Controlled Entities		**(8.3)**	(43.9)
Provision for Taxation		**(577.8)**	(498.9)
Borrowings		**(3,881.0)**	(3,504.8)
		(7,023.6)	(7,188.3)
Net Current Assets		**5,494.5**	5,772.9
Total Assets less Current Liabilities		**38,283.2**	36,056.8
Non-Current Liabilities			
Customers' Deposits		**(1,054.0)**	(1,046.3)
Deferred Taxation		**(1,225.6)**	(1,228.2)
Borrowings		**(4,773.6)**	(4,273.4)
Loans from Minority Interests		**(23.3)**	(9.6)
		(7,076.5)	(6,557.5)
Net Assets		**31,206.7**	29,499.3
Capital and Reserves			
Share Capital		**1,666.4**	1,514.9
Share Premium		**3,618.6**	3,770.1
Reserves		**24,297.5**	22,098.5
Proposed Dividend		**799.9**	1,393.7
Shareholders' Funds		**30,382.4**	28,777.2
Minority Interests		**824.3**	722.1
Total Equity		**31,206.7**	29,499.3

1. Basis of Preparation and Accounting Policies

The unaudited condensed consolidated interim accounts, which do not constitute statutory accounts, have been prepared in accordance with the applicable disclosure provisions of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited and in compliance with the Hong Kong Accounting Standard ("HKAS") 34 "Interim Financial Reporting" issued by the Hong Kong Institute of Certified Public Accountants ("HKICPA").

The accounting policies used in the preparation of these condensed consolidated interim accounts are consistent with those set out in the annual report for the year ended 31st December 2007. The Group has applied the following new interpretations to Hong Kong Financial Reporting Standards ("HKFRS") issued by the HKICPA, which are effective for the Group's financial year beginning 1st January 2008. There is however no significant impact on the Group's results and financial position nor any substantial changes in the Group's accounting policies.

- HK (IFRIC) – Interpretation 12 "Service Concession Arrangements"
- HK (IFRIC) – Interpretation 14 "HKAS 19 - The Limit on a Defined Benefit Assets, Minimum Funding Requirements and their Interaction"

The HKICPA has issued a number of new standards, interpretations and amendments to standards which are not effective for accounting period beginning 1st January 2008. The Group has not early adopted these new and revised HKFRS.

2. Segment Information

The Group's principal activity is the production, distribution and marketing of gas, water and related activities in Hong Kong and mainland China. The revenue comprises the following:

	Six months ended 30th June	
	2008	2007
	HK$M	HK$M
Gas Sales before Fuel Cost Adjustment	**4,477.1**	3,998.1
Fuel Cost Adjustment	**977.5**	527.9
Gas Sales after Fuel Cost Adjustment	**5,454.6**	4,526.0
Equipment Sales	**493.4**	393.3
Maintenance and Services	**139.6**	134.2
Water Sales	**136.3**	120.1
Property Sales	**8.1**	384.8
Rental Income	**11.4**	-
Other Sales	**294.3**	205.3
	6,537.7	5,763.7

A business segment is a group of assets and operations engaged in providing products or services that are subject to risks and returns that are different from those of other business segments. A geographical segment is engaged in providing products or services within a particular economic environment that are subject to risks and returns that are different from those of segments operating in other economic environments.

As the Group derives more than 90 per cent of the Group's revenue and total segment results from and has more than 90 per cent of the Group's total segment assets for the production, distribution and marketing of gas and related activities, no business segment information is presented.

2. **Segment Information** (Continued)

The Company, its subsidiaries, associated companies and jointly controlled entities operate in Hong Kong and mainland China. Information about the Group's operations by geographical segments is as follows:

	Six months ended 30th June					
	Hong Kong		**Mainland China**		**Total**	
	2008	2007	**2008**	2007	**2008**	2007
	HK$M	HK$M	**HK$M**	HK$M	**HK$M**	HK$M
Revenue	**5,055.8**	4,738.7	**1,481.9**	1,025.0	**6,537.7**	5,763.7
Segment Results	**1,963.3**	2,128.7	**250.0**	144.5	**2,213.3**	2,273.2
Unallocated Corporate Expenses					**(192.6)**	(176.2)
					2,020.7	2,097.0
Other (Losses)/ Gains, net					**(113.3)**	2,589.9
Interest Expense					**(128.7)**	(167.4)
Share of Profits less Losses of Associated Companies	**671.9**	625.7	**100.1**	63.9	**772.0**	689.6
Share of Profits less Losses of Jointly Controlled Entities	**10.9**	547.2	**270.7**	163.0	**281.6**	710.2
Profit before Taxation					**2,832.3**	5,919.3
Taxation					**(268.4)**	(424.4)
Profit for the period					**2,563.9**	5,494.9
Attributable to:						
Shareholders of the Company					**2,524.3**	5,469.9
Minority Interests					**39.6**	25.0
					2,563.9	5,494.9

Share of profits of associated companies includes HK$536.3 million (2007: HK$542.2 million), being the Group's share of post-tax change in valuation of investment properties at the International Finance Centre ("IFC") complex for the period.

Share of profits of jointly controlled entities includes HK$10.9 million (2007: HK$547.2 million), being the Group's share of post-tax profits arising from the sale of a portion of the residential units of the Grand Promenade during the period.

3. Total Operating Expenses

	Six months ended 30th June	
	2008	2007
	HK$M	HK$M
Stores and Materials Used	**3,043.7**	2,205.1
Cost of Property Sold	**2.4**	135.3
Manpower Costs	**484.5**	449.7
Depreciation and Amortisation	**342.9**	330.9
Other Operating Items	**643.5**	545.7
	4,517.0	3,666.7

4. Taxation

	Six months ended 30th June	
	2008	2007
	HK$M	HK$M
Current Taxation	**278.4**	407.6
Deferred Taxation relating to the origination and reversal of temporary differences	**52.8**	16.8
Deferred Taxation resulting from the decrease in tax rate from 17.5% to 16.5%	**(62.8)**	-
	268.4	424.4

Hong Kong profits tax has been provided at the rate of 16.5% (2007:17.5%) on the estimated assessable profits for the period. PRC profits tax has been calculated on the estimated assessable profits for the period at the rates prevailing in the respective jurisdictions.

5. Dividends

	Six months ended 30th June	
	2008	2007
	HK$M	HK$M
2007 Final, paid, of HK 23 cents per share (2006 Final: HK 23 cents per share)	**1,393.7**	1,267.0
2008 Interim, proposed, of HK 12 cents per share (2007 Interim: HK 12 cents per share)	**799.9**	727.2
	2,193.6	1,994.2

6. Earnings per Share

The calculation of basic earnings per share is based on the profit attributable to shareholders of HK$2,524.3 million (2007: HK$5,469.9 million) and the weighted average of 6,665,599,584 shares (2007: 6,665,599,584 shares*) in issue during the period.

As there were no diluted potential ordinary shares outstanding during the period (2007: nil), the diluted earnings per share for the period ended 30th June 2008 is the same as the basic earnings per share.

** Adjusted for the bonus issue in 2008*

7. Trade and Other Receivables

	At 30th June 2008 HK$M	At 31st December 2007 HK$M
Trade Receivables (Note)	**1,395.6**	1,386.8
Instalment receivables	**1,088.6**	2,590.9
Other Receivables	**423.6**	504.1
Payments in Advance	**417.8**	310.1
	3,325.6	4,791.9

The Group recognised a loss of HK$4.1 million (2007: HK$9.2 million) for the impairment of its trade and other receivables during the period. The impairment has been included in other operating items (Note 3).

Note

The Group has established credit policies for different types of customers. The credit period offered for trade receivables, which subject to period review by management, ranges from 30 to 60 days except for gas receivables of the Company which are due by 8 working days after billing date. As at 30th June 2008, the aging analysis of the trade receivables, net of impairment provision, is as follows:

	At 30th June 2008 HK$M	At 31st December 2007 HK$M
0 - 30 days	**1,130.1**	1,148.4
31 - 60 days	**66.4**	56.7
61 - 90 days	**33.9**	27.4
Over 90 days	**165.2**	154.3
	1,395.6	1,386.8

8. Trade and Other Payables

	At 30th June 2008 HK$M	At 31st December 2007 HK$M
Trade Payables (Note a)	**552.0**	536.9
Other Payables and Accruals (Note b)	**2,004.5**	2,603.8
	2,556.5	3,140.7

Notes

(a) At 30th June 2008, the aging analysis of the trade payables is as follows :

	At 30th June 2008 HK$M	At 31st December 2007 HK$M
0 - 30 days	**262.2**	370.3
31 - 60 days	**112.8**	40.1
61 - 90 days	**12.1**	15.2
Over 90 days	**164.9**	111.3
	552.0	536.9

(b) The balance includes an amount of approximately HK$333 million (31st December 2007: HK$695 million) payable to Henderson Land Development Company Limited in relation to its entitlement to 27 per cent of the net sales proceeds generated from the sales of residential units of Grand Waterfront.

9. Events After Balance Sheet Date

On 7th August 2008, HKCG (Finance) Limited, a wholly-owned subsidiary of the Company, issued Guaranteed Notes (the "Notes") in the aggregate principal amount of US$1.0 billion. The Notes are guaranteed by the Company as to repayment, carry a fixed coupon rate of 6.25 per cent per annum payable semi-annually in arrear and have a maturity term of 10 years. The Notes are listed on The Stock Exchange of Hong Kong Limited.

DIVIDEND

The Board of Directors has declared an interim dividend for the six months ended 30th June 2008 of HK 12 cents per share payable to shareholders of the Company whose names are on the register of members of the Company as at 10th October 2008. Dividend warrants will be despatched to shareholders on Monday, 20th October 2008.

CLOSING OF REGISTER OF MEMBERS

The register of members of the Company will be closed from Thursday, 9th October 2008 to Friday, 10th October 2008, both days inclusive, during which no transfer of shares will be registered. **In order to qualify for this dividend, all transfers, accompanied by the relevant share certificates, must be lodged with the Company's share registrar, Computershare Hong Kong Investor Services Limited, at Shops 1712-1716, 17th Floor, Hopewell Centre, 183 Queen's Road East, Hong Kong for registration no later than 4:30 p.m. on Wednesday, 8th October 2008.**

FINANCIAL RESOURCES REVIEW

Liquidity and Capital Resources

As at 30th June 2008, the Group had a net current deposits position of HK$2,282 million (31st December 2007: HK$1,334 million) and long-term borrowings of HK$4,774 million (31st December 2007: HK$4,273 million). After taking into account of a portfolio of financial assets at fair value through profit or loss of HK$1,628 million (31st December 2007: HK$1,907 million), net current fund as at 30th June 2008 amounted to HK$3,910 million (31st December 2007: HK$3,241 million). In addition, banking facilities available for use amounted to HK$4,183 million (31st December 2007: HK$5,902 million).

The operating and capital expenditures of the Group are funded by cash flow from operations, internal liquidity and banking facilities. The Group has adequate and stable sources of funds and unutilised banking facilities to meet its future capital expenditures and working capital requirements.

Borrowing Structure

As at 30th June 2008, the Group's borrowings amounted to HK$8,655 million (31st December 2007: HK$7,778 million). All bank loans and overdrafts were unsecured and had a floating interest rate, of which HK$4,755 million (31st December 2007: HK$4,256 million) were long-term bank loans while HK$3,809 million (31st December 2007: HK$3,437 million) had maturities within one year on revolving credit or term loan facilities. As at 30th June 2008, a subsidiary of the Group in mainland China had a finance lease of HK$91 million (31st December 2007: HK$85 million) equivalent for a portion of its pipeline with instalment payment up to 2009. As at 30th June 2008, the maturity profile of Group's borrowings was 45 per cent within 1 year; 3 per cent within 1 to 2 years and 52 per cent within 2 to 5 years (31st December 2007: 45 per cent within 1 year; 55 per cent within 2 to 5 years).

The Group's borrowings are primarily denominated in Hong Kong dollars and the Group has no significant exposure to foreign exchange fluctuations. The gearing ratio [net borrowing / (shareholders' funds + net borrowing)] for the Group as at 30th June 2008 remained healthy at 8 per cent (31st December 2007: 9 per cent). After taking into account of a portfolio of financial assets at fair value through profit or loss of HK$1,628 million as at 30th June 2008 (31st December 2007: HK$1,907 million), the net gearing ratio [net debt / (shareholders' funds + net debt)] stood at 3 per cent (31st December 2007: 3 per cent).

On 7th August 2008, HKCG (Finance) Limited, a wholly-owned subsidiary of the Company, issued Guaranteed Notes due 2018 in the principal amount of US$1 billion at a fixed coupon rate of 6.25 per cent per annum and at an issue price of 99.319 per cent to qualified institutional buyers in the US and other investors outside the US.

Contingent Liabilities

As at 30th June 2008, the Group did not provide any guarantee in respect of bank borrowing facilities made available to any associated companies, jointly controlled entities or third parties (31st December 2007: nil).

Currency Profile

The Group's operations and activities are predominantly based in Hong Kong and mainland China. As such, its cash, cash equivalents or borrowings are mainly denominated in either Hong Kong dollars or United States dollars, whereas borrowings for the Group's subsidiaries and joint ventures in mainland China are however predominantly denominated in the local currency, Renminbi, in order to provide natural hedging for the investment there.

Group's Investments in Securities

Under the guidance of the Group's Treasury Committee, investments have been made in equity and debt securities. As at 30th June 2008, the investments in securities amounted to HK$2,568 million (31st December 2007: HK$2,974 million).

OTHER INFORMATION

Corporate Governance

During the six months ended 30th June 2008, the Company had complied with the code provisions set out in the Code on Corporate Governance Practices contained in Appendix 14 of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the "Listing Rules").

Model Code for Dealing in Securities by Directors

The Company has adopted the model code as set out in Appendix 10 of the Listing Rules as the code for dealing in securities of the Company by the Directors (the "Model Code"). All Directors have confirmed, following specific enquiries by the Company, that they have fully complied with the required standard set out in the Model Code during the six months ended 30th June 2008.

Purchase, Sale or Redemption of own Shares

Neither the Company nor any of its subsidiaries had purchased, sold or redeemed any of the Company's shares during the six months ended 30th June 2008.

As at the date of this announcement, the board of directors of the Company comprises: Dr. The Hon. Lee Shau Kee (Chairman), Mr. Liu Lit Man*, Mr. Leung Hay Man*, Mr. Colin Lam Ko Yin, Dr. The Hon. David Li Kwok Po*, Mr. Ronald Chan Tat Hung, Mr. Lee Ka Kit, Mr. Alfred Chan Wing Kin, Mr. James Kwan Yuk Choi and Mr. Lee Ka Shing.

* *Independent Non-executive Director*

Towngas
The Hong Kong and China Gas Company Limited

THE HONG KONG AND CHINA GAS COMPANY LIMITED

(Incorporated in Hong Kong under the Companies Ordinance)
(Stock Code: 3)

CLOSURE OF REGISTER OF MEMBERS

Notice is hereby given that in order to determine entitlement of shareholders to the interim dividend for the six months ended 30th June 2008, the register of members of The Hong Kong and China Gas Company Limited (the "Company") will be closed from Thursday, 9th October 2008 to Friday, 10th October 2008, both days inclusive, during which period no share transfer will be effected. In order to qualify for the interim dividend, all transfers accompanied by the relevant share certificates must be lodged with the Company's share registrar, Computershare Hong Kong Investor Services Limited, at Shops 1712-1716, 17th Floor, Hopewell Centre, 183 Queen's Road East, Hong Kong, not later than 4:30 p.m. on Wednesday, 8th October 2008.

By Order of the Board
RONALD T.H. CHAN
Executive Director and Company Secretary

Hong Kong, 12th September 2008

As at the date of this notice, the Board of the Company comprises: Dr. The Hon. Lee Shau Kee (Chairman), Mr. Liu Lit Man*, Mr. Leung Hay Man*, Mr. Colin Lam Ko Yin, Dr. The Hon. David Li Kwok Po*, Mr. Ronald Chan Tat Hung, Mr. Lee Ka Kit, Mr. Alfred Chan Wing Kin, Mr. James Kwan Yuk Choi and Mr. Lee Ka Shing.

* *Independent Non-executive Director*

This notice is also available for viewing on the website of Hong Kong Exchanges and Clearing Limited at www.hkexnews.hk and on the website of the Company at www.towngas.com.

Towngas
The Hong Kong and China Gas Company Limited

File No. 82-1543
pursuant to
Rule 12g3-2(b)
Securities Act 1934

2008
Interim Report

Towngas
The Hong Kong and China Gas Company Limited
(stock code: 3)

THE HONG KONG AND CHINA GAS COMPANY LIMITED
2008 INTERIM REPORT

To Shareholders

Dear Sir or Madam,

HALF-YEARLY RESULTS

The Directors wish to report that the unaudited profit after taxation attributable to shareholders of the Group for the six months ended 30th June 2008 amounted to HK$2,524.3 million, a decrease of HK$2,945.6 million compared with the same period last year. During the first half of 2007, non-recurrent gain amounted to HK$3,506.1 million due to a one-off gain resulting from the acquisition of shares in Panva Gas Holdings Limited ("Panva Gas") by way of asset injection, profit from the sale of properties and a revaluation surplus from the International Finance Centre ("IFC") complex. In comparison, during the first half of 2008, non-recurrent gain arising from the sale of properties and a revaluation surplus from the IFC complex amounted to only HK$496.7 million. Although the Group's gas business in Hong Kong grew steadily during the first half of 2008, the substantial 2007 one-off gain will not be repeated this year while profit from the sale of properties will reduce substantially for the whole of 2008 compared with 2007.

Highlights of the unaudited results of the Group for the six months ended 30th June 2008, as compared to the same period in 2007, are shown in the following table:

	Unaudited Six months ended 30th June	
	2008	2007
Revenue before Fuel Cost Adjustment, HK million dollars	**5,560.2**	5,235.8
Revenue after Fuel Cost Adjustment, HK million dollars	**6,537.7**	5,763.7
Profit Attributable to Shareholders, HK million dollars	**2,524.3**	5,469.9
Earnings per Share, HK cents	**37.9**	82.1*
Earnings per Share, Principal Businesses, HK cents	**30.4**	29.5*
Interim Dividends per Share, HK cents	**12.0**	12.0
Town Gas Sold in Hong Kong, million MJ	**15,320**	15,020
Number of Customers in Hong Kong as at 30th June	**1,655,774**	1,631,302

* *Adjusted for the bonus issue in 2008*

The condensed consolidated interim accounts are provided on pages 7 to 22 of this Interim Report. The interim accounts are unaudited but have been reviewed by the Group's audit committee and external auditor, PricewaterhouseCoopers.

GAS BUSINESS IN HONG KONG

Total volume of gas sales in Hong Kong for the first half of 2008 increased by 2.0 per cent compared with the same period last year, mainly resulting from an increase in residential gas sales. As at 30th June 2008, the number of customers was 1,655,774, an increase of 24,472 since the end of June 2007 which represented over 90 per cent of the market share of customers living in new flats in Hong Kong. Total appliance sales also grew by 5.9 per cent over the same period last year.

BUSINESS DEVELOPMENTS IN MAINLAND CHINA

The Group's mainland businesses are progressing well. The acquisition of Panva Gas in March 2007 injected an additional 25 piped city-gas projects into the Group and extended the Group's footprint in north-eastern and south-western China. The Group, besides investing in piped city-gas projects, is also endeavouring to develop emerging energy projects through its wholly-owned subsidiary ECO Environmental Investments Limited and its subsidiaries (together known as "ECO").

The Group's midstream natural gas projects are making good progress. These include high-pressure natural gas pipeline joint ventures in Anhui province, Hebei province and Hangzhou, Zhejiang province, and a joint venture that invests in the construction of natural gas pipelines and the exploitation of gas fields in Jilin province. These kinds of midstream investments underpin downstream joint venture projects thus enabling the Group to strengthen its piped city-gas market interests in the regions concerned.

Following the acquisition of Panva Gas as an associated company in early March 2007, the Group's piped city-gas projects increased in number. The addition of a new joint venture company set up by Towngas China Company Limited ("Towngas China") in Huangshan City, Anhui province earlier in 2008 increased the number of the Group's piped city-gas projects to 67 in mainland cities spread across 14 provinces/municipalities in eastern, central, northern, north-eastern, western and south-western China including Guangdong and Shandong provinces. With the implementation of a state plan for transmitting natural gas from Sichuan province to eastern and southern China, the construction of phase two of the West-to-East pipeline, and a recent increase in the quantity of imported liquefied natural gas, the Group's mainland projects are forecast to thrive during the next three years.

The Group operates water supply projects in Wujiang, Jiangsu province and in Wuhu, Anhui province, and manages an integrated water supply and wastewater joint venture in Suzhou Industrial Park, Jiangsu province. The Group is able to capture synergies between these water projects and its gas joint ventures, thus achieving cost savings. Both gas and water sectors will gradually become market-based, in line with the opening up of the mainland's utility markets, creating more business opportunities for the Group.

Including the piped city-gas projects of Towngas China, the Group currently has a total of 80 projects spread across 17 provinces/municipalities/autonomous region, encompassing upstream, midstream and downstream natural gas sectors, the water supply and wastewater treatment sector and ECO's emerging energy projects.

Diversification is rapidly transforming the Group from a locally-based company centred on a single business into a sizable, nation-wide, multi-business corporation with a focus on environmentally-friendly businesses and the energy sector.

ENVIRONMENTALLY-FRIENDLY ENERGY BUSINESSES OF ECO

The Group has been proactively developing environmentally-friendly energy businesses in Hong Kong through ECO, including dedicated liquefied petroleum gas ("LPG") filling stations, landfill gas projects and an aviation fuel facility. Revenue from ECO's dedicated LPG filling stations increased during the first half of 2008 compared to the same period last year. ECO's North East New Territories ("NENT") landfill gas project is also progressing well. NENT's landfill gas treatment facility was commissioned in early 2007 and is connected to Tai Po gas production plant via a 19 km pipeline. Treated landfill gas is now partially replacing naphtha as a fuel for town gas production. Given the success of the NENT project, ECO is proactively looking for further opportunities to utilise landfill gas at other sites in Hong Kong. By reducing flare-off of atmospheric-polluting gases, such projects also help improve air quality.

In 2002, ECO signed a 40-year franchise agreement with the Hong Kong Airport Authority to design, construct and commission a permanent aviation fuel facility at Tuen Mun Area 38 for the supply of aviation fuel to Hong Kong International Airport. The facility will consist of a large-scale tank farm for storage of aviation fuel served by tanker jetties. The project is on schedule and commissioning is expected in late 2009. The facility will become a major logistics base for supply of aviation fuel in Hong Kong. ECO has also recently concluded an agreement with the Hong Kong Airport Authority to develop a second phase facility comprising another bunded area for additional tank storage capacity so as to cope with increasing demand from the air transport industry; commissioning is expected by the end of 2010.

Since January 2008, the Group has formally taken ECO as an investment vehicle to develop clean and emerging energy projects. On the mainland, the Group's first coalbed methane liquefaction facility is now under construction in Shanxi province. Phase one is expected to be commissioned within this year. Construction of phase two is projected to commence during the fourth quarter of this year; commissioning is anticipated by the end of 2009. As coalbed methane is an environmentally-friendly energy with components similar to those of natural gas, it can be used as a supplement and additional gas source for piped city-gas projects. Investment in, and operation of, upstream coalbed methane projects will help provide new gas sources for the Group's piped city-gas projects. ECO is monitoring developments in the coal-based chemical industry and in new technology for the production of clean energies, such as methanol and dimethyl ether, and monitoring related market trends and potential investment opportunities associated with these alternative fuels. ECO is also making plans to run a coal-based chemical project in Erdos, Inner Mongolia. In Shanxi province, ECO is conducting an in-depth study regarding development of a methanol production project using coke gas as feedstock. In Fengcheng, Jiangxi province, ECO has signed an agreement to invest in a coal mining project and is studying the feasibility of participating in a coal mine coking plant. In addition, ECO is now managing an experimental energy-saving and emission-minimising project in Shaanxi province involving the construction and operation of compressed natural gas ("CNG") filling stations for heavy duty trucks. CNG can be used as a substitute for diesel oil. The stations are expected to be commissioned by the end of September 2008. Negotiations regarding several coal-based chemical and coal mining projects are also progressing well.

In mid 2008, ECO successfully negotiated the Group's first overseas oil and gas resource project by entering into an agreement with Madagascar Energy International Limited ("MEIL"), a wholly-owned subsidiary of Sino Union Petroleum & Chemical International Limited ("SUNPEC"; stock code: 346), to jointly invest and manage the exploration, exploitation and operation of Madagascar Oilfield Block 3113 in Africa. Prior to this, a similar agreement had been signed between MEIL and Shaanxi Yanchang Petroleum (Group) Limited ("Yanchang Petroleum"), the fourth largest petroleum enterprise on the mainland, relating to this project. A new tri-party agreement later confirmed that Yanchang Petroleum, MEIL and ECO would invest 40 per cent, 31 per cent and 29 per cent respectively in this project. Cooperation with SUNPEC and Yanchang Petroleum will strengthen the technical capability and experience of the Group with regard to exploration, exploitation, operation and enhancement of its upstream oil and energy developments.

The energy market on the mainland has great potential to expand. ECO's increasing interest in developing emerging energy and environmentally-friendly businesses and its conclusion of related agreements are expected to bring economic benefits to the Group; business prospects are good.

TOWNGAS CHINA COMPANY LIMITED (STOCK CODE: 1083)

Towngas China, through the introduction of the Group's quality assets and excellent management philosophy, turned a loss to a profit in 2007. During the first half of 2008, Towngas China booked a profit of HK$101 million, an increase of 100% over the same period last year. Towngas China's credit rating was upgraded by Standard and Poor's Rating Services ("Standard & Poor's") in August 2007 and by Moody's Investors Service ("Moody's") in April 2008, reflecting greater confidence in the management of, and prospects for, the company thus underpinning any future application for banking facilities regarding business expansion.

Towngas China has set up one new piped city-gas joint venture so far this year in Huangshan city, Anhui province. Towngas China will continue to strive for rapid expansion through mergers and acquisitions. In addition to scaling up its market share in north-eastern China and Sichuan province, Towngas China is looking to move to other regions so as to accelerate development.

The Group currently holds approximately 893 million shares in Towngas China, representing a 45.63 per cent interest in the company.

PROPERTY DEVELOPMENTS

An overall total of approximately 1,168,000 square feet of the Grand Waterfront property development project, located at the Ma Tau Kok south plant site, had been sold by the end of June 2008, representing about 95.6 per cent of the total residential floor area of the project. Residential occupancy started in May 2007. The commercial area of the project is approximately 150,000 square feet. Rental of the commercial area started in the second half of 2007.

The Group has a 50 per cent interest in the Grand Promenade property development project at Sai Wan Ho. An overall total of approximately 1,670,000 square feet had been sold by the end of June 2008, representing about 96 per cent of the total residential floor area of the project. Residential occupancy started in early 2006.

The Group has an approximately 15.8 per cent interest in the IFC complex. Rental demand for the shopping mall and office towers of IFC continues to be good. The occupancy rate of the project's hotel complex, comprising the Four Seasons Hotel and Four Seasons Place, remains high and business overall is very successful.

INAUGURAL OFFERING OF US$1 BILLION GUARANTEED NOTES

HKCG (Finance) Limited, a wholly-owned subsidiary of the Group, issued and sold US$1 billion (HK$7.8 billion) Reg S/Rule 144A Guaranteed Notes (the "Notes") in August 2008. Listed on The Stock Exchange of Hong Kong Limited on 8th August 2008 (stock code: 4303), the Notes are guaranteed by the Company and were issued at a fixed coupon rate of 6.25 per cent per annum at an issue price of 99.319 per cent. The Notes have a maturity of 10 years. After swapping into Hong Kong dollar, the effective Hong Kong dollar fixed interest rate is at 5.4 per cent per annum. The net proceeds will be applied towards refinancing part of the existing indebtedness of the Group, funding capital expenditure of the Company or the Group, or for general corporate purposes. The Hongkong and Shanghai Banking Corporation Limited and Morgan Stanley acted as joint book runners and joint lead managers.

The transaction is currently the largest investment grade corporate debt issue to-date from Asia in 2008. Notwithstanding a challenging bond market environment, the new issue was able to price within a narrow favourable market window, on the back of falling US Treasury yields and was successfully priced at the tight end of the revised price guidance at 237.5bps over 10-year US Treasury. The issue was very well-received by top quality investors, who viewed the Company as a quality investment opportunity. A credit rating of A1 (stable) was assigned to the Notes by international rating agency Moody's and A+ (stable) by Standard and Poor's.

REVALUATION OF GAS PRODUCTION PLANTS, NETWORK SYSTEM, BUILDINGS AND LAND

The Company's gas production plants, network system, buildings and land in Hong Kong were revalued as at 30th June 2008 by American Appraisal China Limited, a highly reputable international professional company experienced in asset valuation. After revaluation, the total net fixed asset value relating to the Company's Hong Kong gas business amounted to HK$33 billion as at 30th June 2008.

DONATIONS TO EARTHQUAKE VICTIMS IN SICHUAN PROVINCE OF CHINA

In May 2008, a devastating earthquake took place in Sichuan province, seriously affecting an extensive spread of places. Henderson group and the Company swiftly pledged donation totalling HK$10 million for Sichuan earthquake relief work. In addition, including Towngas China, the Group's Hong Kong as well as mainland staff, companies, and contractors also made generous contributions, reaching more than HK$10 million. The Group also set up a "5. 12 Relief Support Team" and dispatched staff to Chengdu to work alongside local colleagues to support national relief initiatives. The Group procured emergency relief supplies, including more than 10,000 tents, 30,000 boxes of relief food, 6,000 gas stoves, and other medical supplies which were delivered and distributed directly to the earthquake victims. Staff members of Towngas China's joint venture in Mianyang city, Sichuan province also formed a volunteer team after the incident, paying visits to the affected areas and extending a helping hand to the earthquake victims with timely emergency materials and emotional support.

EMPLOYEES AND PRODUCTIVITY

The number of employees engaged in the town gas business was 1,915 as at 30th June 2008. During the first half of 2008, the number of customers increased by 24,472 with each employee serving 865 customers, compared to each employee serving 850 customers during the same period last year. Total remuneration for employees involved directly in the town gas business amounted to HK$312 million for the six months ended 30th June 2008, an increase of HK$4 million compared with the corresponding period in 2007. The Group offers its employees rewarding careers based on their capabilities and performance and arranges a variety of training programmes in order to constantly enhance the quality of customer services.

DIVIDEND

Your Directors have declared an interim dividend of HK12 cents per share payable to shareholders whose names are on the register of shareholders of the Company as at 10th October 2008. To enable our Share Registrar to complete the necessary work associated with this payment, the register of shareholders will be closed on Thursday, 9th October 2008 and Friday, 10th October 2008, during which period no share transfers will be effected. Dividend warrants will be posted to shareholders on Monday, 20th October 2008.

BUSINESS OUTLOOK FOR 2008

Notwithstanding contribution from the growth of local and mainland businesses, the Group's substantial profit for the year 2007 mainly resulted from an extraordinary book profit from the sale of properties, a revaluation surplus from investment properties and a one-off gain from the acquisition of Panva Gas. The substantial one-off gain will not be repeated in 2008 and profit from sale of properties will reduce in the coming year.

The Company has not increased its standard gas tariff for the past ten years. Nevertheless the Company has made every effort to enhance its operational efficiency while increasing the standard of services provided, thus maintaining steady performance of its gas business in Hong Kong. As a result of the implementation of a dual naphtha and natural gas feedstock mix in October 2006, feedstock costs have decreased to the benefit of customers. This has also helped the Company to off-set the economic impact resulting from the surge in international oil prices over the period under review. However, the local gas market is maturing and operational costs are rising caused by an inflationary local economy. Therefore, on 4th July 2008, the Company announced its plan to raise the standard gas tariff by HK0.3 cents per MJ with effect from 1st October 2008.

The Company anticipates an increase of about 25,000 new customers and a stable growth in gas sales volume in Hong Kong during 2008. The Group will endeavour to develop natural gas and emerging energy businesses at a faster rate in the coming year. The Group predicts that good prospects for its mainland businesses will continue.

LEE Shau Kee
Chairman

Hong Kong, 12th September 2008

CONSOLIDATED INCOME STATEMENT (UNAUDITED)
for the six months ended 30th June

	Note	**2008 HK$M**	2007 HK$M
Revenue	2	**6,537.7**	5,763.7
Total Operating Expenses	3	**(4,517.0)**	(3,666.7)
		2,020.7	2,097.0
Other (Losses)/Gains, net	4	**(113.3)**	2,589.9
Interest Expense		**(128.7)**	(167.4)
Share of Profits less Losses of Associated Companies		**772.0**	689.6
Share of Profits less Losses of Jointly Controlled Entities		**281.6**	710.2
Profit before Taxation	5	**2,832.3**	5,919.3
Taxation	6	**(268.4)**	(424.4)
Profit for the period		**2,563.9**	5,494.9
Attributable to:			
Shareholders of the Company		**2,524.3**	5,469.9
Minority Interests		**39.6**	25.0
		2,563.9	5,494.9
Dividends – Interim Proposed	7	**799.9**	727.2
Earnings per Share – Basic and Diluted, HK cents	8	**37.9**	82.1*

* *Adjusted for the bonus issue in 2008*

CONSOLIDATED BALANCE SHEET (UNAUDITED)
as at 30th June 2008

	Note	At 30th June 2008 HK$M	At 31st December 2007 HK$M
Assets			
Non-Current Assets			
Property, Plant and Equipment	9	**14,531.6**	13,051.6
Investment Property		**526.0**	410.0
Leasehold Land		**551.6**	534.1
Intangible Asset		**197.1**	185.1
Associated Companies		**9,329.7**	8,386.5
Jointly Controlled Entities		**6,572.8**	6,501.7
Available-for-Sale Financial Assets		**939.9**	1,066.9
Retirement Benefit Assets		**42.2**	42.2
Other Non-Current Assets		**97.8**	105.8
		32,788.7	30,283.9
Current Assets			
Completed Property for Sale		**105.2**	99.4
Inventories		**1,004.1**	987.8
Trade and Other Receivables	10	**3,325.6**	4,791.9
Loans to Associated Companies		**89.5**	175.0
Loans to Jointly Controlled Entities		**62.7**	63.0
Loans to Minority Interests		**84.9**	36.1
Housing Loans to Staff		**54.8**	62.5
Financial Assets at Fair Value through Profit or Loss		**1,628.0**	1,906.8
Time Deposits over three months		**14.2**	19.9
Time Deposits up to three months, Cash and Bank Balances		**6,149.1**	4,818.8
		12,518.1	12,961.2
Current Liabilities			
Trade and Other Payables	11	**(2,556.5)**	(3,140.7)
Amounts due to Jointly Controlled Entities		**(8.3)**	(43.9)
Provision for Taxation		**(577.8)**	(498.9)
Borrowings		**(3,881.0)**	(3,504.8)
		(7,023.6)	(7,188.3)
Net Current Assets		**5,494.5**	5,772.9
Total Assets less Current Liabilities		**38,283.2**	36,056.8
Non-Current Liabilities			
Customers' Deposits		**(1,054.0)**	(1,046.3)
Deferred Taxation		**(1,225.6)**	(1,228.2)
Borrowings		**(4,773.6)**	(4,273.4)
Loans from Minority Interests		**(23.3)**	(9.6)
		(7,076.5)	(6,557.5)
Net Assets		**31,206.7**	29,499.3
Capital and Reserves			
Share Capital	12	**1,666.4**	1,514.9
Share Premium	13	**3,618.6**	3,770.1
Reserves	14	**24,297.5**	22,098.5
Proposed Dividend	14	**799.9**	1,393.7
Shareholders' Funds		**30,382.4**	28,777.2
Minority Interests		**824.3**	722.1
Total Equity		**31,206.7**	29,499.3

CONDENSED CONSOLIDATED CASH FLOW STATEMENT (UNAUDITED)
for the six months ended 30th June

	2008 HK$M	2007 HK$M
Net Cash from Operating Activities	**3,012.3**	2,865.9
Net Cash (Used in)/from Investing Activities	**(965.5)**	1,759.7
Net Cash Used in Financing Activities	**(791.4)**	(1,852.3)
Increase in Cash and Cash Equivalents	**1,255.4**	2,773.3
Cash and Cash Equivalents at 1st January	**4,808.8**	1,720.3
Effect of Foreign Exchange Rate Changes	**67.0**	14.2
Cash and Cash Equivalents at 30th June	**6,131.2**	4,507.8
Analysis of Balances of Cash and Cash Equivalents		
Cash and Bank Balances	**1,090.0**	797.4
Time Deposits up to three months	**5,059.1**	3,741.9
Bank Overdrafts	**(17.9)**	(31.5)
	6,131.2	4,507.8

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY (UNAUDITED)

for the six months ended 30th June 2008

	Attributable to Shareholders of the Company HK$M	Minority Interests HK$M	Total HK$M
Total Equity as at 1st January 2008	**28,777.2**	**722.1**	**29,499.3**
Revaluation Deficits of Available-for-Sale Financial Assets transferred to Equity	**(189.2)**	**–**	**(189.2)**
Exchange Differences	**663.8**	**50.2**	**714.0**
Net Income Recognised directly in Equity	**474.6**	**50.2**	**524.8**
Profit for the period	**2,524.3**	**39.6**	**2,563.9**
Total Recognised Net Income for the period	**2,998.9**	**89.8**	**3,088.7**
Capital Injection	**–**	**29.4**	**29.4**
Dividends Paid	**(1,393.7)**	**–**	**(1,393.7)**
Dividends Paid to Minority Interests	**–**	**(17.0)**	**(17.0)**
Total Equity as at 30th June 2008	**30,382.4**	**824.3**	**31,206.7**
Total Equity as at 1st January 2007	20,693.7	524.5	21,218.2
Revaluation Surplus of Available-for-Sale Financial Assets transferred to Equity	48.4	–	48.4
Exchange Differences	248.9	16.8	265.7
Recognition of Exchange Reserve on Disposal of Subsidiaries	(21.3)	–	(21.3)
Net Income Recognised directly in Equity	276.0	16.8	292.8
Profit for the period	5,469.9	25.0	5,494.9
Total Recognised Net Income for the period	5,745.9	41.8	5,787.7
Capital Injection	–	12.5	12.5
Disposal of Interests in Subsidiaries	–	(20.0)	(20.0)
Dividends Paid	(1,267.0)	–	(1,267.0)
Dividends Paid to Minority Interests	–	(6.2)	(6.2)
Total Equity as at 30th June 2007	25,172.6	552.6	25,725.2

NOTES TO THE INTERIM ACCOUNTS (UNAUDITED)

1. Basis of Preparation and Accounting Policies

The unaudited condensed consolidated interim accounts, which do not constitute statutory accounts, have been prepared in accordance with the applicable disclosure provisions of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited and in compliance with the Hong Kong Accounting Standard ("HKAS") 34 "Interim Financial Reporting" issued by the Hong Kong Institute of Certified Public Accountants ("HKICPA").

The accounting policies used in the preparation of these condensed consolidated interim accounts are consistent with those set out in the annual report for the year ended 31st December 2007. The Group has applied the following new interpretations to Hong Kong Financial Reporting Standards ("HKFRS") issued by the HKICPA, which are effective for the Group's financial year beginning 1st January 2008. There is however no significant impact on the Group's results and financial position nor any substantial changes in the Group's accounting policies.

- HK (IFRIC) – Interpretation 12 "Service Concession Arrangements"
- HK (IFRIC) – Interpretation 14 "HKAS 19 – The Limit on a Defined Benefit Assets, Minimum Funding Requirements and their Interaction"

The HKICPA has issued a number of new standards, interpretations and amendments to standards which are not effective for accounting period beginning 1st January 2008. The Group has not early adopted these new and revised HKFRS.

2. Segment Information

The Group's principal activity is the production, distribution and marketing of gas, water and related activities in Hong Kong and mainland China. The revenue comprises the following:

	Six months ended 30th June	
	2008	2007
	HK$M	HK$M
Gas Sales before Fuel Cost Adjustment	**4,477.1**	3,998.1
Fuel Cost Adjustment	**977.5**	527.9
Gas Sales after Fuel Cost Adjustment	**5,454.6**	4,526.0
Equipment Sales	**493.4**	393.3
Maintenance and Services	**139.6**	134.2
Water Sales	**136.3**	120.1
Property Sales	**8.1**	384.8
Rental Income	**11.4**	–
Other Sales	**294.3**	205.3
	6,537.7	5,763.7

2. Segment Information *(continued)*

A business segment is a group of assets and operations engaged in providing products or services that are subject to risks and returns that are different from those of other business segments. A geographical segment is engaged in providing products or services within a particular economic environment that are subject to risks and returns that are different from those of segments operating in other economic environments.

As the Group derives more than 90 per cent of the Group's revenue and total segment results from and has more than 90 per cent of the Group's total segment assets for the production, distribution and marketing of gas and related activities, no business segment information is presented.

The Company, its subsidiaries, associated companies and jointly controlled entities operate in Hong Kong and mainland China. Information about the Group's operations by geographical segments is as follows:

	Six months ended 30th June					
	Hong Kong		Mainland China		Total	
	2008	2007	**2008**	2007	**2008**	2007
	HK$M	HK$M	**HK$M**	HK$M	**HK$M**	HK$M
Revenue	**5,055.8**	4,738.7	**1,481.9**	1,025.0	**6,537.7**	5,763.7
Segment Results	**1,963.3**	2,128.7	**250.0**	144.5	**2,213.3**	2,273.2
Unallocated Corporate Expenses					**(192.6)**	(176.2)
					2,020.7	2,097.0
Other (Losses)/Gains, net					**(113.3)**	2,589.9
Interest Expense					**(128.7)**	(167.4)
Share of Profits less Losses of Associated Companies	**671.9**	625.7	**100.1**	63.9	**772.0**	689.6
Share of Profits less Losses of Jointly Controlled Entities	**10.9**	547.2	**270.7**	163.0	**281.6**	710.2
Profit before Taxation					**2,832.3**	5,919.3
Taxation					**(268.4)**	(424.4)
Profit for the period					**2,563.9**	5,494.9
Attributable to:						
Shareholders of the Company					**2,524.3**	5,469.9
Minority Interests					**39.6**	25.0
					2,563.9	5,494.9

2. **Segment Information** *(continued)*

Share of profits of associated companies includes HK$536.3 million (2007: HK$542.2 million), being the Group's share of post-tax change in valuation of investment properties at the International Finance Centre ("IFC") complex for the period.

Share of profits of jointly controlled entities includes HK$10.9 million (2007: HK$547.2 million), being the Group's share of post-tax profits arising from the sale of a portion of the residential units of the Grand Promenade during the period.

3. **Total Operating Expenses**

	Six months ended 30th June	
	2008	2007
	HK$M	HK$M
Stores and Materials Used	**3,043.7**	2,205.1
Cost of Property Sold	**2.4**	135.3
Manpower Costs	**484.5**	449.7
Depreciation and Amortisation	**342.9**	330.9
Other Operating Items	**643.5**	545.7
	4,517.0	3,666.7

4. **Other (Losses)/Gains, net**

	Six months ended 30th June	
	2008	2007
	HK$M	HK$M
Fair Value Gain on Investment Property	**116.0**	–
Net Investment (Losses)/Gains	**(248.8)**	354.2
Gain on Disposal of Interests in Subsidiaries (Note)	**–**	2,235.7
Others	**19.5**	–
	(113.3)	2,589.9

Note:

On 1st March 2007, the Group completed the disposal of the eight wholly-owned subsidiaries, which held ten piped city-gas joint ventures, to Towngas China Company Limited ("Towngas China"), formerly known as Panva Gas Holdings Limited. The disposal gain was determined based on the difference in the fair value of the Towngas China shares issued as the consideration as at 1st March 2007 of HK$3.77 per Towngas China share over the aggregate of the net asset value of the subsidiaries, the carrying amount of shareholder loans and the related transaction costs. The exchange reserve attributable to the disposed subsidiaries has also been recognised in the gain on disposal.

5. Profit before Taxation

Profit before Taxation is stated after charging cost of inventories sold of HK$3,305.3 million (2007: HK$2,369.0 million).

6. Taxation

	Six months ended 30th June 2008 HK$M	2007 HK$M
Current Taxation	**278.4**	407.6
Deferred Taxation relating to the origination and reversal of temporary differences	**52.8**	16.8
Deferred Taxation resulting from the decrease in tax rate from 17.5% to 16.5%	**(62.8)**	-
	268.4	424.4

Hong Kong profits tax has been provided at the rate of 16.5% (2007:17.5%) on the estimated assessable profits for the period. PRC profits tax has been calculated on the estimated assessable profits for the period at the rates prevailing in the respective jurisdictions.

7. Dividends

	Six months ended 30th June 2008 HK$M	2007 HK$M
2007 Final, paid, of HK 23 cents per share (2006 Final: HK 23 cents per share)	**1,393.7**	1,267.0
2008 Interim, proposed, of HK 12 cents per share (2007 Interim: HK 12 cents per share)	**799.9**	727.2
	2,193.6	1,994.2

8. Earnings per Share

The calculation of basic earnings per share is based on the profit attributable to shareholders of HK$2,524.3 million (2007: HK$5,469.9 million) and the weighted average of 6,665,599,584 shares (2007: 6,665,599,584 shares*) in issue during the period.

As there were no diluted potential ordinary shares outstanding during the period (2007: nil), the diluted earnings per share for the period ended 30th June 2008 is the same as the basic earnings per share.

* *Adjusted for the bonus issue in 2008.*

9. Property, Plant and Equipment

	Buildings, Plant, Mains and Other Equipment HK$M
Cost	
At 1st January 2008	**19,889.7**
Additions	**1,543.4**
Disposals/Write off	**(48.6)**
Exchange Differences	**312.5**
At 30th June 2008	**21,697.0**
Accumulated Depreciation	
At 1st January 2008	**6,838.1**
Charge for the period	**336.1**
Disposals/Write off	**(43.8)**
Exchange Differences	**35.0**
At 30th June 2008	**7,165.4**
Net Book Value	
At 30th June 2008	**14,531.6**
At 31st December 2007	13,051.6

9. Property, Plant and Equipment *(continued)*

	Property under Development HK$M	Buildings, Plant, Mains and Other Equipment HK$M	Total HK$M
Cost			
At 1st January 2007	95.4	18,691.1	18,786.5
Additions	84.8	628.4	713.2
Disposal of Subsidiaries	–	(232.2)	(232.2)
Disposals/Write off	–	(47.6)	(47.6)
Exchange Differences	–	129.6	129.6
At 30th June 2007	180.2	19,169.3	19,349.5
Accumulated Depreciation			
At 1st January 2007	–	6,400.6	6,400.6
Charge for the period	–	324.0	324.0
Disposal of Subsidiaries	–	(14.4)	(14.4)
Disposals/Write off	–	(38.5)	(38.5)
Exchange Differences	–	11.3	11.3
At 30th June 2007	–	6,683.0	6,683.0
Net Book Value			
At 30th June 2007	180.2	12,486.3	12,666.5
At 31st December 2006	95.4	12,290.5	12,385.9

10. Trade and Other Receivables

	At 30th June 2008 HK$M	At 31st December 2007 HK$M
Trade Receivables (Note)	**1,395.6**	1,386.8
Instalment receivables	**1,088.6**	2,590.9
Other Receivables	**423.6**	504.1
Payments in Advance	**417.8**	310.1
	3,325.6	4,791.9

The Group recognised a loss of HK$4.1 million (2007: HK$9.2 million) for the impairment of its trade and other receivables during the period. The impairment has been included in other operating items (Note 3).

Note

The Group has established credit policies for different types of customers. The credit period offered for trade receivables, which subject to period review by management, ranges from 30 to 60 days except for gas receivables of the Company which are due by 8 working days after billing date. As at 30th June 2008, the aging analysis of the trade receivables, net of impairment provision, is as follows:

	At 30th June 2008 HK$M	At 31st December 2007 HK$M
0 – 30 days	**1,130.1**	1,148.4
31 – 60 days	**66.4**	56.7
61 – 90 days	**33.9**	27.4
Over 90 days	**165.2**	154.3
	1,395.6	1,386.8

11. Trade and Other Payables

	At 30th June 2008 HK$M	At 31st December 2007 HK$M
Trade Payables (Note a)	**552.0**	536.9
Other Payables and Accruals (Note b)	**2,004.5**	2,603.8
	2,556.5	3,140.7

Notes

(a) At 30th June 2008, the aging analysis of the trade payables is as follows :

	At 30th June 2008 HK$M	At 31st December 2007 HK$M
0 – 30 days	**262.2**	370.3
31 – 60 days	**112.8**	40.1
61 – 90 days	**12.1**	15.2
Over 90 days	**164.9**	111.3
	552.0	536.9

(b) The balance includes an amount of approximately HK$333 million (31st December 2007: HK$695 million) payable to Henderson Land Development Company Limited in relation to its entitlement to 27 per cent of the net sales proceeds generated from the sales of residential units of Grand Waterfront.

12. Share Capital

	Number of Shares		Nominal Value	
	At 30th June 2008	At 31st December 2007	**At 30th June 2008 HK$M**	At 31st December 2007 HK$M
Authorised:				
Ordinary Shares of HK$0.25 each	**10,000,000,000**	10,000,000,000	**2,500.0**	2,500.0
Issued and Fully Paid:				
At beginning of period/year	**6,059,635,986**	5,508,759,988	**1,514.9**	1,377.2
Bonus Issue (Note 13)	**605,963,598**	550,875,998	**151.5**	137.7
At end of period/year	**6,665,599,584**	6,059,635,986	**1,666.4**	1,514.9

By an ordinary resolution passed on 19th May 2008, the issued share capital was increased by way of a bonus issue by applying HK$151.5 million charging to the share premium account in payment in full at par of 605,963,598 shares of HK$0.25 each on the basis of one new share for every ten shares held on 9th May 2008. These shares rank pari passu with the existing shares.

13. Share Premium

	At 30th June 2008 HK$M	At 31st December 2007 HK$M
At beginning of period/year	**3,770.1**	3,907.8
Less: Bonus Issue (Note 12)	**(151.5)**	(137.7)
At end of period/year	**3,618.6**	3,770.1

14. Reserves

	Investment Revaluation Reserve HK$M	General Reserve HK$M	Capital Redemption Reserve HK$M	Capital Reserve HK$M	Exchange Reserve HK$M	Unappropriated Profits HK$M	Total HK$M
At 1st January 2008	249.3	3,320.0	189.7	141.9	888.8	17,308.8	22,098.5
Profit Attributable to Shareholders	-	-	-	-	-	2,524.3	2,524.3
Change in Fair Value of Available-for-Sale Financial Assets	(189.2)	-	-	-	-	-	(189.2)
Exchange Differences	-	-	-	-	663.8	-	663.8
2007 Final Dividend proposed	-	-	-	-	-	1,393.7	1,393.7
2007 Final Dividend paid	-	-	-	-	-	(1,393.7)	(1,393.7)
At 30th June 2008	60.1	3,320.0	189.7	141.9	1,552.6	19,833.1	25,097.4
Balance after 2008 Interim Dividend proposed	60.1	3,320.0	189.7	141.9	1,552.6	19,033.2	24,297.5
2008 Interim Dividend proposed	-	-	-	-	-	799.9	799.9
	60.1	3,320.0	189.7	141.9	1,552.6	19,833.1	25,097.4

	Investment Revaluation Reserve HK$M	General Reserve HK$M	Capital Redemption Reserve HK$M	Capital Reserve HK$M	Exchange Reserve HK$M	Unappropriated Profits HK$M	Total HK$M
At 1st January 2007	64.2	3,320.0	189.7	137.4	270.6	10,159.8	14,141.7
Profit Attributable to Shareholders	-	-	-	-	-	5,469.9	5,469.9
Change in Fair Value of Available-for-Sale Financial Assets	48.4	-	-	-	-	-	48.4
Exchange Differences	-	-	-	-	248.9	-	248.9
Recognition of Exchange Reserve on Disposal of Subsidiaries	-	-	-	-	(21.3)	-	(21.3)
2006 Final Dividend proposed	-	-	-	-	-	1,267.0	1,267.0
2006 Final Dividend paid	-	-	-	-	-	(1,267.0)	(1,267.0)
At 30th June 2007	112.6	3,320.0	189.7	137.4	498.2	15,629.7	19,887.6
Balance after 2007 Interim Dividend proposed	112.6	3,320.0	189.7	137.4	498.2	14,902.5	19,160.4
2007 Interim Dividend proposed	-	-	-	-	-	727.2	727.2
	112.6	3,320.0	189.7	137.4	498.2	15,629.7	19,887.6

15. Contingent Liabilities

The Group did not have any significant contingent liabilities as at 30th June 2008 (31st December 2007: nil).

16. Commitments

(a) Capital Expenditures for Property, Plant and Equipment

	At 30th June 2008 HK$M	At 31st December 2007 HK$M
Authorised but not brought into the accounts	**2,066.7**	2,091.3
Of which, contracts had been entered into	**1,839.0**	1,786.6

(b) Share of Capital Expenditures for Property, Plant and Equipment of Jointly Controlled Entities

	At 30th June 2008 HK$M	At 31st December 2007 HK$M
Authorised but not brought into the accounts	**1,632.1**	1,206.0
Of which, contracts had been entered into	**1,028.1**	726.9

(c) The Group has committed to provide sufficient funds in the forms of capital and loan contributions to certain joint ventures under various joint venture contracts to finance relevant oil and gas projects. The directors estimate that as at 30th June 2008, the Group's commitments to these projects would be approximately HK$547.1 million (31st December 2007: HK$62.0 million).

16. Commitments (continued)

(d) Lease Commitments

Lessee

At 30th June 2008, future aggregate minimum lease payments of land, buildings and equipment under non-cancellable operating leases are as follows:

	At 30th June 2008 HK$M	At 31st December 2007 HK$M
Not later than 1 year	**39.0**	35.8
Later than 1 year and not later than 5 years	**82.7**	73.9
Later than 5 years	**246.8**	250.9
	368.5	360.6

Lessor

The Group leases out the building facilities of the commercial complex and car parks of Grand Waterfront under operating leases. Except for certain car parks are rented out on an hourly or a monthly basis, these leases typically run for an initial period of 2 to 3 years. Future aggregate minimum lease payments under non-cancellable operating leases are as follows:

	At 30th June 2008 HK$M	At 31st December 2007 HK$M
Not later than 1 year	**13.0**	12.3
Later than 1 year and not later than 5 years	**22.5**	25.7
Later than 5 years	**–**	1.6
	35.5	39.6

17. Related Party Transactions

Save as disclosed elsewhere in the accounts, no significant related party transactions were undertaken by the Group at any time during the period.

18. Events After Balance Sheet Date

On 7th August 2008, HKCG (Finance) Limited, a wholly-owned subsidiary of the Company, issued Guaranteed Notes (the "Notes") in the aggregate principal amount of US$1.0 billion. The Notes are guaranteed by the Company as to repayment, carry a fixed coupon rate of 6.25 per cent per annum payable semi-annually in arrear and have a maturity term of 10 years. The Notes are listed on The Stock Exchange of Hong Kong Limited.

FINANCIAL RESOURCES REVIEW

Liquidity and Capital Resources

As at 30th June 2008, the Group had a net current deposits position of HK$2,282 million (31st December 2007: HK$1,334 million) and long-term borrowings of HK$4,774 million (31st December 2007: HK$4,273 million). After taking into account of a portfolio of financial assets at fair value through profit or loss of HK$1,628 million (31st December 2007: HK$1,907 million), net current fund as at 30th June 2008 amounted to HK$3,910 million (31st December 2007: HK$3,241 million). In addition, banking facilities available for use amounted to HK$4,183 million (31st December 2007: HK$5,902 million).

The operating and capital expenditures of the Group are funded by cash flow from operations, internal liquidity and banking facilities. The Group has adequate and stable sources of funds and unutilised banking facilities to meet its future capital expenditures and working capital requirements.

Borrowing Structure

As at 30th June 2008, the Group's borrowings amounted to HK$8,655 million (31st December 2007: HK$7,778 million). All bank loans and overdrafts were unsecured and had a floating interest rate, of which HK$4,755 million (31st December 2007: HK$4,256 million) were long-term bank loans while HK$3,809 million (31st December 2007: HK$3,437 million) had maturities within one year on revolving credit or term loan facilities. As at 30th June 2008, a subsidiary of the Group in mainland China had a finance lease of HK$91 million (31st December 2007: HK$85 million) equivalent for a portion of its pipeline with instalment payment up to 2009. As at 30th June 2008, the maturity profile of Group's borrowings was 45 per cent within 1 year; 3 per cent within 1 to 2 years and 52 per cent within 2 to 5 years (31st December 2007: 45 per cent within 1 year; 55 per cent within 2 to 5 years).

The Group's borrowings are primarily denominated in Hong Kong dollars and the Group has no significant exposure to foreign exchange fluctuations. The gearing ratio [net borrowing / (shareholders' funds + net borrowing)] for the Group as at 30th June 2008 remained healthy at 8 per cent (31st December 2007: 9 per cent). After taking into account of a portfolio of financial assets at fair value through profit or loss of HK$1,628 million as at 30th June 2008 (31st December 2007: HK$1,907 million), the net gearing ratio [net debt / (shareholders' funds + net debt)] stood at 3 per cent (31st December 2007: 3 per cent).

On 7th August 2008, HKCG (Finance) Limited, a wholly-owned subsidiary of the Company, issued Guaranteed Notes due 2018 in the principal amount of US$1 billion at a fixed coupon rate of 6.25 per cent per annum and at an issue price of 99.319 per cent to qualified institutional buyers in the US and other investors outside the US.

Contingent Liabilities

As at 30th June 2008, the Group did not provide any guarantee in respect of bank borrowing facilities made available to any associated companies, jointly controlled entities or third parties (31st December 2007: nil).

Currency Profile

The Group's operations and activities are predominantly based in Hong Kong and mainland China. As such, its cash, cash equivalents or borrowings are mainly denominated in either Hong Kong dollars or United States dollars, whereas borrowings for the Group's subsidiaries and joint ventures in mainland China are however predominantly denominated in the local currency, Renminbi, in order to provide natural hedging for the investment there.

Group's Investments in Securities

Under the guidance of the Group's Treasury Committee, investments have been made in equity and debt securities. As at 30th June 2008, the investments in securities amounted to HK$2,568 million (31st December 2007: HK$2,974 million).

OTHER INFORMATION

Corporate Governance

During the six months ended 30th June 2008, the Company had complied with the code provisions set out in the Code on Corporate Governance Practices contained in Appendix 14 of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the "Listing Rules").

Model Code for Dealing in Securities by Directors

The Company has adopted the model code as set out in Appendix 10 of the Listing Rules as the code for dealing in securities of the Company by the Directors (the "Model Code"). Following specific enquiries by the Company, all Directors have confirmed that they have fully complied with the required standard set out in the Model Code throughout the review period.

Audit Committee

An audit committee was formed in May 1996 to review and supervise the financial reporting process and internal controls of the Group. An audit committee meeting was held in September 2008 to review the unaudited interim accounts for the six months ended 30th June 2008. PricewaterhouseCoopers, the Group's external auditor, carried out a review of the unaudited interim accounts for the six months ended 30th June 2008 in accordance with the Hong Kong Standard on Review Engagement 2410 "Review of Interim Financial Information Performed by the Independent Auditor of the Entity" issued by the Hong Kong Institute of Certified Public Accountants. An unmodified review report was issued subsequent to the review.

Purchase, Sale or Redemption of own Shares

Neither the Company nor any of its subsidiaries had purchased, sold or redeemed any of the Company's shares during the six months ended 30th June 2008.

Disclosure of Interests

A. *Directors*

As at 30th June 2008, the interests and short positions of each Director and chief executive of the Company in the shares, underlying shares and debentures of the Company and its associated corporations (within the meaning of Part XV of the Securities and Futures Ordinance ("SFO")) as recorded in the register required to be kept under section 352 of the SFO or as otherwise notified to the Company and The Stock Exchange of Hong Kong Limited (the "Exchange") pursuant to the Model Code for Securities Transactions by Directors of Listed Issuers were as follows:

Shares and Underlying Shares (Long Positions)

Name of Company	Director	Interest in Shares: Personal Interests	Family Interests	Corporate Interests	Other	Interest in underlying shares pursuant to share options	Aggregate interest	%**
The Hong Kong and China Gas Company Limited	Dr. The Hon. Lee Shau Kee	3,903,670		2,705,807,442 *(Note 5)*			2,709,711,112	40.65
	Mr. Liu Lit Man	2,152,202					2,152,202	0.03
	Dr. The Hon. David Li Kwok Po	18,149,999					18,149,999	0.27
	Mr. Ronald Chan Tat Hung	2,347					2,347	0.00
	Mr. Lee Ka Kit				2,705,807,442 *(Note 4)*		2,705,807,442	40.59
	Mr. Alfred Chan Wing Kin	124,417*					124,417*	0.00
	Mr. James Kwan Yuk Choi	43,923	49,765				93,688	0.00
	Mr. Lee Ka Shing				2,705,807,442 *(Note 4)*		2,705,807,442	40.59
Lane Success Development Limited	Dr. The Hon. Lee Shau Kee			9,500 *(Note 6)*			9,500	95
	Mr. Lee Ka Kit				9,500 *(Note 6)*		9,500	95
	Mr. Lee Ka Shing				9,500 *(Note 6)*		9,500	95
Yieldway International Limited	Dr. The Hon. Lee Shau Kee			2 *(Note 7)*			2	100
	Mr. Lee Ka Kit				2 *(Note 7)*		2	100
	Mr. Lee Ka Shing				2 *(Note 7)*		2	100
Towngas China Company Limited	Dr. The Hon. Lee Shau Kee			893,172,901 *(Note 8)*			893,172,901	45.63
	Mr. Lee Ka Kit				893,172,901 *(Note 8)*		893,172,901	45.63
	Mr. Lee Ka Shing				893,172,901 *(Note 8)*		893,172,901	45.63
	Mr. Alfred Chan Wing Kin					3,618,000 *(Note 9)*	3,618,000	0.18
	Mr. James Kwan Yuk Choi					3,015,000 *(Note 9)*	3,015,000	0.15

* *These shares were jointly held by Mr. Alfred Chan Wing Kin and his spouse.*

** *Percentage which the aggregate long position in the shares or underlying shares represents to the issued share capital of the Company or any of its associated corporations.*

Save as mentioned above, as at 30th June 2008, there were no other interests or short positions of the Directors or chief executives of the Company in any shares, underlying shares or debentures of the Company or any of its associated corporations (within the meaning of Part XV of the SFO) recorded in the register maintained by the Company pursuant to section 352 of the SFO or as otherwise notified to the Company and the Exchange pursuant to the Model Code for Securities Transactions by Directors of Listed Issuers.

B. Substantial Shareholders and Others (Long Positions)

As at 30th June 2008, the interests and short positions of every person, other than the Directors of the Company, in the shares and underlying shares of the Company as recorded in the register required to be kept under section 336 of the SFO were as follows:

	Name of Company	No. of Shares in which interested	%***
Substantial Shareholders (a person who is entitled to exercise, or control the exercise of, 10% or more of the voting power at any general meeting)	Disralei Investment Limited *(Note 1)*	1,402,419,759	21.04
	Timpani Investments Limited *(Note 1)*	1,988,332,010	29.83
	Faxson Investment Limited *(Note 1)*	2,603,627,504	39.06
	Henderson Land Development Company Limited *(Note 1)*	2,603,627,504	39.06
	Henderson Development Limited *(Note 2)*	2,608,426,934	39.13
	Hopkins (Cayman) Limited *(Note 3)*	2,705,807,442	40.59
	Riddick (Cayman) Limited *(Note 4)*	2,705,807,442	40.59
	Rimmer (Cayman) Limited *(Note 4)*	2,705,807,442	40.59
Persons other than Substantial Shareholders	Macrostar Investment Limited *(Note 1)*	615,295,494	9.23
	Chelco Investment Limited *(Note 1)*	615,295,494	9.23
	Medley Investment Limited *(Note 1)*	585,912,251	8.79
	Commonwealth Bank of Australia *(Note 10)*	361,528,320	5.42

*** *Percentage which the aggregate long position in the shares represents to the issued share capital of the Company.*

Save as mentioned above, as at 30th June 2008, the register maintained by the Company pursuant to section 336 of the SFO recorded no other interests or short positions in shares and underlying shares of the Company.

Notes:

1. These 2,603,627,504 shares were beneficially owned by Macrostar Investment Limited ("Macrostar"), Medley Investment Limited ("Medley") and Disralei Investment Limited ("Disralei"). Macrostar was a wholly-owned subsidiary of Chelco Investment Limited, which was in turn, a wholly-owned subsidiary of Faxson Investment Limited ("FIL"). Medley and Disralei were wholly-owned subsidiaries of Timpani Investments Limited, which was in turn, a wholly-owned subsidiary of FIL. FIL was a wholly-owned subsidiary of Henderson Land Development Company Limited ("HLD").

2. Henderson Development Limited ("HD") beneficially owned 53.01% of the total issued shares of HLD. Of these 2,608,426,934 shares, 2,603,627,504 shares represented the shares described in Note 1 and the other shares were beneficially owned by a wholly-owned subsidiary of HD.

3. Of these 2,705,807,442 shares, 2,608,426,934 shares represented the shares described in Notes 1 and 2 and 97,380,508 shares were beneficially owned by Fu Sang Company Limited ("Fu Sang"). Hopkins (Cayman) Limited ("Hopkins") owned all the issued ordinary shares which carry the voting rights in the share capital of HD and Fu Sang as trustee of a unit trust ("Unit Trust").

4. These 2,705,807,442 shares are duplicated in the interests described in Note 3. Rimmer (Cayman) Limited ("Rimmer") and Riddick (Cayman) Limited ("Riddick"), as trustees of the respective discretionary trusts, held units in the Unit Trust. Mr. Lee Ka Kit and Mr. Lee Ka Shing, as discretionary beneficiaries of the discretionary trusts, were taken to have duties of disclosure in relation to these shares by virtue of Part XV of the SFO.

5. These 2,705,807,442 shares included the shares described in Notes 1 to 4. Dr. The Hon. Lee Shau Kee beneficially owned all the issued shares in Rimmer, Riddick and Hopkins and was taken to be interested in these shares by virtue of Part XV of the SFO.

6. These 9,500 shares in Lane Success Development Limited were beneficially owned by a wholly-owned subsidiary of the Company (as to 4,500 shares) and a wholly-owned subsidiary of HLD (as to 5,000 shares). Dr. The Hon. Lee Shau Kee, Mr. Lee Ka Kit and Mr. Lee Ka Shing were taken to be interested in HLD and the Company as set out in Notes 1 to 5 by virtue of Part XV of the SFO.

7. These 2 shares in Yieldway International Limited were beneficially owned by a wholly-owned subsidiary of the Company (as to 1 share) and a wholly-owned subsidiary of HLD (as to 1 share). Dr. The Hon. Lee Shau Kee, Mr. Lee Ka Kit and Mr. Lee Ka Shing were taken to be interested in HLD and the Company as set out in Notes 1 to 5 by virtue of Part XV of the SFO.

8. These 893,172,901 shares in Towngas China Company Limited ("Towngas China") representing 45.63% of the total issued shares in Towngas China were beneficially owned by Hong Kong & China Gas (China) Limited (as to 850,202,901 shares), Planwise Properties Limited (as to 40,470,000 shares) and Superfun Enterprises Limited (as to 2,500,000 shares), wholly-owned subsidiaries of the Company. Dr. The Hon. Lee Shau Kee, Mr. Lee Ka Kit and Mr. Lee Ka Shing were taken to be interested in the Company as set out in Notes 1 to 5 by virtue of Part XV of the SFO.

9. These options represent personal interests held by the Directors.

10. Commonwealth Bank of Australia ("Commonwealth Bank") was taken to be interested in these 361,528,320 shares which were held by indirect wholly-owned subsidiaries of Commonwealth Bank.

CORPORATE INFORMATION

Board of Directors

As at the date of this report, the board of directors of the Company comprises: Dr. The Hon. Lee Shau Kee (Chairman), Mr. Liu Lit Man*, Mr. Leung Hay Man*, Mr. Colin Lam Ko Yin, Dr. The Hon. David Li Kwok Po*, Mr. Ronald Chan Tat Hung, Mr. Lee Ka Kit, Mr. Alfred Chan Wing Kin, Mr. James Kwan Yuk Choi and Mr. Lee Ka Shing.

* *Independent Non-executive Director*

Registered Office

23rd Floor, 363 Java Road, North Point,
Hong Kong

Company's Website

www.towngas.com

Share Registrar

Computershare Hong Kong Investor Services Limited
46th Floor, Hopewell Centre,
183 Queen's Road East,
Hong Kong

Investor Relations

Corporate Investment and Investor Relations Department

Telephone number:	2963 3988
Fax number:	2911 9005
e-mail address:	invrelation@towngas.com

Corporate Communications Department

Telephone number:	2963 3493
Fax number:	2516 7368
e-mail address:	ccd@towngas.com

Company Secretarial Department

Telephone number:	2963 3292
Fax number:	2562 6682
e-mail address:	compsec@towngas.com

A printed version of this Interim Report is available on request from the Company and the Company's Share Registrar free of charge. The website version of this Interim Report is also available on the Company's website.

If a shareholder wishes to change his choice of language and/or means of receipt of future corporate communications, the shareholder may at any time free of charge notify the Company's Share Registrar by reasonable notice in writing, stating his name(s) in both English and Chinese (if applicable), address, contact telephone number, number of shares held and details of his change of choice.

2008
中 期 報 告 書

煤氣
香 港 中 華 煤 氣 有 限 公 司
（股份代號：3）

香港中華煤氣有限公司
二零零八年中期報告書

敬啟者：

上半年度業績概況

董事會宣布集團截至2008年6月30日止之六個月內，未經審核股東應佔稅後溢利為港幣25億2千4百30萬元，較去年同期減少港幣29億4千5百60萬元，原因主要為去年同期包括以注入資產換取百江燃氣控股有限公司(「百江燃氣」)之股份而產生之一次性收益，以及售樓與國際金融中心重估增值等非經常性收益合共港幣35億零6百10萬元。今年上半年售樓與國際金融中心重估增值等非經常性收益則只有港幣4億9千6百70萬元。期內本港煤氣業務保持平穩增長。預期2008年全年集團一次性之收益及售樓溢利將較去年大幅減少。

集團本年度上半年未經審核之業務要點及去年同期比較數字如下：

	未經審核 截至6月30日止六個月 2008	 2007
營業額，未計燃料調整費，港幣百萬元計	**5,560.2**	5,235.8
營業額，已計燃料調整費，港幣百萬元計	**6,537.7**	5,763.7
股東應佔溢利，港幣百萬元計	**2,524.3**	5,469.9
每股盈利，港幣仙計	**37.9**	82.1*
每股盈利，主營業務，港幣仙計	**30.4**	29.5*
每股中期股息，港幣仙計	**12.0**	12.0
本港煤氣銷售量，百萬兆焦耳計	**15,320**	15,020
於6月30日本港客戶數目	**1,655,774**	1,631,302

* *就2008年派送之紅股作出調整*

簡明綜合中期賬目之詳情載於本中期報告書第7至22頁。該未經審核之中期賬目已由集團之審核委員會及核數師羅兵咸永道會計師事務所審閱。

本港煤氣業務

今年上半年本港煤氣銷售量較去年同期上升2.0%，主要增長來自住宅用戶。截至2008年6月30日止，客戶數目達1,655,774戶，較去年同期增加24,472戶，新用戶佔全港新建樓宇市場超過90%。此外，爐具銷售方面亦錄得較明顯之增幅，總體爐具銷售量較去年同期上升5.9%。

中國內地業務發展

集團在內地之業務有長足之進展。於2007年3月完成併購百江燃氣後，城市管道燃氣項目即增加25個，業務版圖亦擴展至中國東北及西南等地區。集團除繼續投資城市管道燃氣項目外，現正透過其全資附屬公司易高環保投資有限公司及其屬下公司(「易高」)致力發展新興能源業務。

集團之天然氣中游項目包括安徽省、河北省及浙江省杭州市之天然氣管線項目，以及吉林省天然氣支線及開發氣田資源項目，業務進展良好。投資天然氣高壓管道合資項目有助集團拓展城市下游合資項目，鞏固集團在該等地區之城市管道燃氣市場之發展。

天然氣下游業務方面，百江燃氣於2007年3月初成為集團之聯營公司後，集團之城市管道燃氣項目隨即有所增加。2008年至今港華燃氣有限公司(「港華燃氣」)成立了安徽省黃山市項目合資公司，集團之管道燃氣項目已增至67個，遍布華東、華中、華北、東北、西部、西南、廣東及山東共14個省／直轄市。隨著國家四川省天然氣輸送往華東及華南地區及西氣東輸二線管道興建之計劃之落實及進口液化天然氣之氣量增加，未來三年內集團在內地之項目將可進入蓬勃發展期。

集團至今投資及營運三個水務項目，分別為江蘇省吳江市和安徽省蕪湖市之供水合資項目，以及江蘇省蘇州工業園區之供水及排水合資項目。水務項目與集團現有之燃氣項目在管理及技術上可產生協同效應，節省營運成本。隨著內地公用事業市場進一步開放，令該等行業走向市場化，將為集團之城市燃氣及水務業務在既有之基礎上帶來更多商機。

連同港華燃氣之城市管道燃氣項目，集團至今已於內地17個省／直轄市／自治區取得合共80個項目，業務範圍包括天然氣上、中、下游項目、自來水供應與污水處理，以及易高之新興能源項目等。

隨著多元化業務不斷擴展，集團正從一家經營香港單一業務之本地公司，逐漸邁向成為國內一家具規模之全國性以環保及能源產業為主導之跨行業之企業。

易高環保能源業務

集團透過易高積極在本港拓展環保能源業務，包括專用石油氣加氣站、堆填區沼氣應用及航空煤油設施等。專用石油氣加氣站業務方面，今年上半年營業額較去年同期增加。垃圾堆填區之沼氣應用項目亦取得良好進展，新界東北堆填區之沼氣處理廠已順利於2007年初投產，經處理之沼氣通過19公里之專用管道，輸送至大埔煤氣廠取代部分石腦油作為煤氣生產之燃料。易高亦積極尋求在本港其他垃圾堆填區之沼氣應用機會，為減低污染以改善空氣質素進一步作出貢獻。

易高於2002年與機場管理局簽訂為期40年之專營權協議，在屯門38區設計、興建及營運永久航空煤油設施，為香港國際機場之航空煤油供應提供運油輪之碼頭設施及大型貯罐庫區。現時碼頭及庫區之工程正按計劃進行，預計2009年底前可正式投入服務，成為本港主要之航空煤油物流基地。易高亦與機場管理局就第二期工程達成協議，增建第二貯罐庫區以增加設施之儲油量應付日益增長之航空運輸需求，預計該工程可於2010年底完成。

今年1月起，集團正式透過易高全力在內地拓展低排放、少污染之新興能源項目。現時正在山西省興建集團內地首個煤層氣液化設施，首期設施預計於今年內建成投產，第二期工程亦將於短期內展開，預計今年第四季開始施工，明年年底投產。煤層氣是一種與天然氣成份相若之環保能源，可作為城市管道燃氣之補充及備用氣源。集團成功參與上游煤層氣之投資及營運，可為城市管道燃氣項目開拓更多新氣源。此外，易高亦密切注意以煤炭為基礎生產甲醇、二甲醚等清潔能源作為替代石油產品之最新技術、市場趨勢及投資機遇。易高於內蒙古鄂爾多斯市將計劃進行煤基化工項目；在山西省亦正在深入研究推進一個利用焦爐煤氣生產甲醇項目；另在江西省豐城市落實參與投資煤礦項目及研究參與與煤礦配套之焦化項目。易高現正在陝西省興建壓縮天然氣站，作為重型運載車車用燃料以代替柴油之節能減排試點項目，預計於今年9月底前正式投運。此外，易高有多個煤化工項目及煤礦項目正在洽談中，進展良好。

易高於年中落實集團首個投資海外之油氣資源項目，與中聯石油化工國際有限公司(「中聯石化」；股份代號：346)旗下之馬達加斯加能源國際有限公司(「馬國能源」)簽訂合作協議，共同投資及管理非洲馬達加斯加3113石油區塊項目油氣資源之勘探、開採及營運。馬國能源早前與中國第四大石油企業之陝西延長石油(集團)有限責任公司(「延長石油」)已簽訂類似協議。其後三方簽署新協議，確定本項目之投資比例分別為延長石油佔40%，馬國能源佔31%，易高佔29%。透過與中聯石化及延長石油之合作，集團可進一步加強在上游石油勘探及開採經營方面之技術和經驗，有助集團拓展其他能源上游項目。

中國內地能源市場潛力龐大，隨著新興能源及環保業務之發展及項目之落實，預計易高將能為集團帶來理想之經濟效益及發展前景。

港華燃氣有限公司(股份代號：1083)

港華燃氣通過引入集團之優質資產及卓越管理，已於2007年度開始轉虧為盈，今年上半年其整體之盈利持續增長至港幣1億零1百萬元，較去年同期增長100%。標準普爾評級服務公司(「標準普爾」)及穆迪投資分別於去年8月及今年4月提升港華燃氣之信貸評級，反映對港華燃氣之管理及前景之信心，有利其日後進行銀行融資以擴大業務。

港華燃氣於2008年至今於安徽省黃山市成立了管道燃氣合資公司。港華燃氣將繼續通過兼併收購實現市場之快速擴張。除在既有之東北及四川省繼續拓展市場外，亦積極尋求切入其他區域，加快業務發展。

集團現持有港華燃氣約8億9千3百萬股，約佔45.63%權益。

地產發展項目

馬頭角南廠地盤之翔龍灣項目截至今年6月底，已售出住宅樓面面積合共約1,168,000平方呎，佔總住宅樓面面積約95.6%，已於2007年5月開始入伙。該項目商場樓面面積約15萬平方呎，於2007年下半年開始陸續租出。

集團持有西灣河嘉亨灣項目50%權益。截至今年6月底，該項目已售出住宅樓面面積合共約1,670,000平方呎，佔總住宅樓面面積約96%，整個發展項目已於2006年初開始入伙。

集團持有國際金融中心約15.8%權益。國際金融中心之商場及寫字樓租務暢旺。四季酒店及四季匯之入住率維持高水平，業務進展非常理想。

首次發行10億美元之擔保票據

集團全資附屬公司HKCG (Finance) Limited於今年8月發行及銷售10億美元(港幣78億元)S規例／144A規則擔保票據。該等票據由本公司擔保，已於8月8日在香港聯合交易所有限公司上市(股份代號：4303)，票面息率為定息每年6.25%，發行價為99.319%，年期為10年。經掉期港元後，實際港元利率為定息每年5.4%。所得款項淨額將用於為集團部分現有債務重新融資、為本公司或集團之資本開支提供資金，或作為一般公司資金。香港上海滙豐銀行有限公司及摩根士丹利出任聯席賬簿管理人及聯席牽頭經辦人。

截至目前為止，是次交易是2008年全亞洲最大規模之投資級別企業發債。儘管債券市場環境欠佳，集團是次發行新票據，於較為有利之市況下進行定價，成功將價格定於10年期美國國庫債券孳息率加237.5個點子，為經修訂價格指引之下限。市場對該等票據反應熱烈，其中不乏視集團為優質投資機遇之專業投資者認購該等票據。該等票據獲國際評級機構穆迪投資及標準普爾分別給予A1(穩定)及A+(穩定)的信貸評級。

煤氣廠房、輸配系統、樓房及土地評值

公司在香港之煤氣廠房、輸配系統、樓房及土地於2008年6月30日經由一家享有盛名，並在國際間有豐富資產評值經驗之專業公司美國評值有限公司進行評值，經重估後之本港煤氣業務總固定資產淨值達港幣330億元。

捐助中國四川省地震災民

2008年5月四川省發生大地震，受災範圍廣大，災情嚴重。為解燃眉之急，恒基集團和中華煤氣率先合共捐出港幣1,000萬元。包括港華燃氣在內，集團於本港及內地之公司、員工及承辦商亦紛紛踴躍捐款逾港幣1,000萬元。此外，集團成立了「5.12救災支援小組」，並派員前赴成都，與當地同事合力支援國家救災事宜，亦購置10,000多頂帳篷、30,000多箱救災食品、6,000多台煮食爐具、醫療用品等緊急物資直接送到最前線災民手上；港華燃氣屬下之四川綿陽合資公司之同事亦已於地震發生後組織了義工隊前往慰問災民，為地震災民紓困。

僱員及生產效率

於2008年6月30日，煤氣業務僱員人數為1,915人，客戶數目較去年同期增加24,472戶，而整體生產效率為每名僱員服務865個客戶，去年同期則為每名僱員服務850個客戶。截至2008年6月30日止六個月，煤氣業務僱員之薪酬總額為港幣3億1千2百萬元，較去年同期上升港幣4百萬元。集團會按僱員之工作能力和表現，給予合適之晉升機會和獎賞，並積極提供各項培訓，竭力為客戶提供更優質服務。

股息

董事會宣布派發本年度中期股息每股港幣12仙，給予於2008年10月10日登記在股東名冊內之股東。本公司將於2008年10月9日星期四及2008年10月10日星期五兩天，暫停辦理股份過戶登記。股息單將於2008年10月20日星期一寄予各股東。

2008年業務展望

集團於2007年度取得較大之溢利，除了來自本港及內地業務之增長外，主要由於售樓溢利、投資物業估值增加及收購百江燃氣帶來之一次性賬面溢利等特殊收益之入賬，預期2008年集團一次性之收益及售樓溢利將會大幅減少。

公司過去十年未有增加煤氣標準收費，惟在不斷提升服務水平之同時仍一直致力提高營運效益，令本港煤氣業務維持平穩。2006年10月，公司引進天然氣取代部分石腦油作為生產煤氣之原料，降低了原料成本，紓緩了國際油價飈升帶來之經濟影響。公司將所節省之原料成本即時回饋客戶，令客戶直接受惠。惟本港煤氣市場已漸見飽和，加上本地通脹持續，營運成本不斷增加，故公司於今年7月4日宣布，由今年10月1日起調高每兆焦耳之煤氣標準收費港幣0.3仙。

預計2008年本港客戶數目將增加約25,000戶，而煤氣銷售量會有平穩增長。集團將進一步加快拓展內地之天然氣及新興能源業務，預期內地業務之發展將繼續蓬勃。

此致

列位股東

董事會主席
李兆基 謹啟

香港，2008年9月12日

綜合損益表(未經審核)

截至6月30日止六個月

	附註	**2008** **港幣百萬元**	2007 港幣百萬元
營業額	2	**6,537.7**	5,763.7
總營業支出	3	**(4,517.0)**	(3,666.7)
		2,020.7	2,097.0
其他(虧損)／收益淨額	4	**(113.3)**	2,589.9
利息支出		**(128.7)**	(167.4)
所佔聯營公司溢利減虧損		**772.0**	689.6
所佔共同控制實體溢利減虧損		**281.6**	710.2
除税前溢利	5	**2,832.3**	5,919.3
税項	6	**(268.4)**	(424.4)
期內溢利		**2,563.9**	5,494.9
可歸屬於：			
公司股東		**2,524.3**	5,469.9
少數股東權益		**39.6**	25.0
		2,563.9	5,494.9
股息－擬派中期股息	7	**799.9**	727.2
每股盈利－基本及攤薄，港仙計	8	**37.9**	82.1*

* *就2008年派送之紅股作出調整*

綜合資產負債表(未經審核)

於2008年6月30日

	附註	2008年 6月30日 港幣百萬元	2007年 12月31日 港幣百萬元
資產			
非流動資產			
物業、機器及設備	9	**14,531.6**	13,051.6
投資物業		**526.0**	410.0
租賃土地		**551.6**	534.1
無形資產		**197.1**	185.1
聯營公司		**9,329.7**	8,386.5
共同控制實體		**6,572.8**	6,501.7
可供出售財務資產		**939.9**	1,066.9
退休福利資產		**42.2**	42.2
其他非流動資產		**97.8**	105.8
		32,788.7	30,283.9
流動資產			
可供出售之建成物業		**105.2**	99.4
存貨		**1,004.1**	987.8
貿易及其他應收賬款	10	**3,325.6**	4,791.9
借予聯營公司之貸款		**89.5**	175.0
借予共同控制實體之貸款		**62.7**	63.0
借予少數股東之貸款		**84.9**	36.1
職員房屋貸款		**54.8**	62.5
按公平值列賬及在損益賬處理之財務資產		**1,628.0**	1,906.8
三個月以上定期存款		**14.2**	19.9
三個月或以下定期存款、現金及銀行結存		**6,149.1**	4,818.8
		12,518.1	12,961.2
流動負債			
貿易及其他應付賬款	11	**(2,556.5)**	(3,140.7)
應付共同控制實體之款項		**(8.3)**	(43.9)
稅項準備		**(577.8)**	(498.9)
借貸		**(3,881.0)**	(3,504.8)
		(7,023.6)	(7,188.3)
流動資產淨額		**5,494.5**	5,772.9
資產總額減流動負債		**38,283.2**	36,056.8
非流動負債			
客戶按金		**(1,054.0)**	(1,046.3)
遞延稅項		**(1,225.6)**	(1,228.2)
借貸		**(4,773.6)**	(4,273.4)
少數股東貸款		**(23.3)**	(9.6)
		(7,076.5)	(6,557.5)
資產淨額		**31,206.7**	29,499.3
資金及儲備			
股本	12	**1,666.4**	1,514.9
股本溢價	13	**3,618.6**	3,770.1
各項儲備金	14	**24,297.5**	22,098.5
擬派股息	14	**799.9**	1,393.7
股東資金		**30,382.4**	28,777.2
少數股東權益		**824.3**	722.1
權益總額		**31,206.7**	29,499.3

簡明綜合現金流量表(未經審核)
截至6月30日止六個月

	2008 港幣百萬元	2007 港幣百萬元
營業活動所得淨現金	**3,012.3**	2,865.9
投資活動(流出)／所得現金淨額	**(965.5)**	1,759.7
融資活動流出現金淨額	**(791.4)**	(1,852.3)
現金及現金等價物增加	**1,255.4**	2,773.3
於1月1日之現金及現金等價物	**4,808.8**	1,720.3
外幣匯率變動之影響	**67.0**	14.2
於6月30日之現金及現金等價物	**6,131.2**	4,507.8
現金及現金等價物結餘分析		
現金及銀行結存	**1,090.0**	797.4
三個月或以下定期存款	**5,059.1**	3,741.9
銀行透支	**(17.9)**	(31.5)
	6,131.2	4,507.8

綜合權益變動表(未經審核)
截至6月30日止六個月

	歸屬於公司股東 港幣百萬元	少數股東權益 港幣百萬元	總額 港幣百萬元
於2008年1月1日之權益總額	**28,777.2**	**722.1**	**29,499.3**
可供出售財務資產轉撥至權益之重估減值	**(189.2)**	**–**	**(189.2)**
匯兑差異	**663.8**	**50.2**	**714.0**
於權益直接確認之淨收入	**474.6**	**50.2**	**524.8**
期內溢利	**2,524.3**	**39.6**	**2,563.9**
期內確認之淨收入總額	**2,998.9**	**89.8**	**3,088.7**
注資	**–**	**29.4**	**29.4**
已付股息	**(1,393.7)**	**–**	**(1,393.7)**
已付少數股東股息	**–**	**(17.0)**	**(17.0)**
於2008年6月30日之權益總額	**30,382.4**	**824.3**	**31,206.7**
於2007年1月1日之權益總額	20,693.7	524.5	21,218.2
可供出售財務資產轉撥至權益之重估增值	48.4	–	48.4
匯兑差異	248.9	16.8	265.7
確認出售附屬公司之匯兑儲備	(21.3)	–	(21.3)
於權益直接確認之淨收入	276.0	16.8	292.8
期內溢利	5,469.9	25.0	5,494.9
期內確認之淨收入總額	5,745.9	41.8	5,787.7
注資	–	12.5	12.5
出售附屬公司權益	–	(20.0)	(20.0)
已付股息	(1,267.0)	–	(1,267.0)
已付少數股東股息	–	(6.2)	(6.2)
於2007年6月30日之權益總額	25,172.6	552.6	25,725.2

1. 編製基準及會計政策

本未經審核簡明綜合中期賬目乃按照香港聯合交易所有限公司之證券上市規則及香港會計師公會頒布之香港會計準則第34號「中期財務報告」而編製。此等中期賬目並不構成法定賬目。

集團編製此等簡明綜合中期賬目所採用之會計政策與截至2007年12月31日止之年報所採用者一致。集團已採納下列香港會計師公會頒布之全新香港財務報告準則詮釋，並於集團2008年1月1日開始之財政年度生效。然而，此等詮釋對集團之業績，財務狀況及會計政策並無重大影響。

- 香港(國際財務報告詮釋委員會)－詮釋第12號「服務特許經營權安排」
- 香港(國際財務報告詮釋委員會)－詮釋第14號「香港會計準則第19號－介定福利資產限額、最低資金要求及兩者相互關係」

香港會計師公會已頒布多項於2008年1月1日開始之會計期間尚未生效的新訂準則、詮釋及經修訂準則。集團並無提早採納此等全新及經修訂香港財務報告準則。

2. 分部資料

集團主要於香港及中國內地從事燃氣生產、輸送與銷售、供水，以及經營有關之業務。營業額包括以下項目：

	截至6月30日止六個月	
	2008	2007
	港幣百萬元	港幣百萬元
燃氣銷售，未計燃料調整費	**4,477.1**	3,998.1
燃料調整費	**977.5**	527.9
燃氣銷售，已計燃料調整費	**5,454.6**	4,526.0
爐具銷售	**493.4**	393.3
保養及維修	**139.6**	134.2
水費收入	**136.3**	120.1
物業銷售	**8.1**	384.8
租金收入	**11.4**	－
其他銷售	**294.3**	205.3
	6,537.7	5,763.7

2. 分部資料*(續)*

業務分部指從事提供產品或服務之一組資產和業務，而產品或服務之風險和回報與其他業務分部不同。地區分部指在某個特定經濟環境中從事提供產品或服務，其產品或服務之風險和回報與在其他經濟環境中營運之分部不同。

由於集團超過90%之營業額、分部業績及分部總資產均來自燃氣生產、輸送、銷售及與燃氣有關之業務，故無呈列業務分部分析。

公司、其附屬公司、聯營公司及共同控制實體，於香港及中國內地經營業務。集團業務營運之資料按地區分析如下：

	截至6月30日止六個月					
	香港		中國內地		總額	
	2008	2007	**2008**	2007	**2008**	2007
	港幣百萬元	港幣百萬元	**港幣百萬元**	港幣百萬元	**港幣百萬元**	港幣百萬元
營業額	**5,055.8**	4,738.7	**1,481.9**	1,025.0	**6,537.7**	5,763.7
分部業績	**1,963.3**	2,128.7	**250.0**	144.5	**2,213.3**	2,273.2
未分配之企業開支					**(192.6)**	(176.2)
					2,020.7	2,097.0
其他(虧損)／收益淨額					**(113.3)**	2,589.9
利息支出					**(128.7)**	(167.4)
所佔聯營公司溢利減虧損	**671.9**	625.7	**100.1**	63.9	**772.0**	689.6
所佔共同控制實體溢利減虧損	**10.9**	547.2	**270.7**	163.0	**281.6**	710.2
除稅前溢利					**2,832.3**	5,919.3
稅項					**(268.4)**	(424.4)
期內溢利					**2,563.9**	5,494.9
可歸屬於：						
公司股東					**2,524.3**	5,469.9
少數股東權益					**39.6**	25.0
					2,563.9	5,494.9

2. 分部資料*(續)*

所佔聯營公司除税後溢利包括集團期內攤分於國際金融中心之投資物業估值變動港幣536,300,000元(2007年：港幣542,200,000元)。

所佔共同控制實體除税後溢利包括集團期內攤分於嘉亨灣項目住宅單位發售所得溢利港幣10,900,000元(2007年：港幣547,200,000元)。

3. 總營業支出

	截至6月30日止六個月	
	2008	2007
	港幣百萬元	港幣百萬元
已使用之庫存及物料	**3,043.7**	2,205.1
物業銷售成本	**2.4**	135.3
人力成本	**484.5**	449.7
折舊及攤銷	**342.9**	330.9
其他營業支出	**643.5**	545.7
	4,517.0	3,666.7

4. 其他(虧損)／收益淨額

	截至6月30日止六個月	
	2008	2007
	港幣百萬元	港幣百萬元
投資物業之公平值收益	**116.0**	–
投資(虧損)／收入淨額	**(248.8)**	354.2
出售附屬公司權益之收益(附註)	–	2,235.7
其他收益	**19.5**	–
	(113.3)	2,589.9

附註：

於2007年3月1日集團完成出售八家持有十間城市管道燃氣公司之全資擁有的附屬公司予港華燃氣有限公司(「港華燃氣」)，前稱百江燃氣控股有限公司。出售溢利以2007年3月1日港華燃氣作為收購代價所發行之股票之公平值每股港幣3.77元，減去於收購完成日集團應佔附屬公司之資產淨值總額，股東貸款之賬面值及相關之交易成本。而從所出售目標公司所產生之匯兑差額亦於出售溢利中確認。

5. 除稅前溢利

除稅前溢利已扣除已售存貨成本港幣3,305,300,000元(2007年：港幣2,369,000,000元)。

6. 稅項

	截至6月30日止六個月	
	2008	2007
	港幣百萬元	港幣百萬元
當期稅項	**278.4**	407.6
遞延稅項暫時差異之產生及轉回	**52.8**	16.8
因稅率由17.5%減少至16.5%而產生之遞延稅項	**(62.8)**	–
	268.4	424.4

香港利得稅準備乃依照本期間估計應課稅溢利按16.5%(2007年稅率為17.5%)撥取，而中國當地稅項準備則依照本期間估計應課稅溢利按當地稅率撥取。

7. 股息

	截至6月30日止六個月	
	2008	2007
	港幣百萬元	港幣百萬元
2007年已付末期股息每股港幣23仙 (2006年末期股息：每股港幣23仙)	**1,393.7**	1,267.0
2008年擬派中期股息每股港幣12仙 (2007年中期股息：每股港幣12仙)	**799.9**	727.2
	2,193.6	1,994.2

8. 每股盈利

每股基本盈利乃根據股東應佔溢利港幣2,524,300,000元(2007年:港幣5,469,900,000元)及該期間已發行加權平均股數6,665,599,584股(2007年:6,665,599,584股*)計算。

由於集團截至2008年6月30日止六個月內並無任何有潛在攤薄影響之股份(2007年:無),故每股攤薄盈利等同每股基本盈利。

* *就2008年派送之紅股作出調整*

9. 物業、機器及設備

	樓房、廠場、煤氣管及其他設備 港幣百萬元
原值	
於2008年1月1日	**19,889.7**
增加	**1,543.4**
出售/註銷	**(48.6)**
匯兌差額	**312.5**
於2008年6月30日	**21,697.0**
累計折舊	
於2008年1月1日	**6,838.1**
期內折舊	**336.1**
出售/註銷	**(43.8)**
匯兌差額	**35.0**
於2008年6月30日	**7,165.4**
賬面淨值	
於2008年6月30日	**14,531.6**
於2007年12月31日	13,051.6

9. 物業、機器及設備*(續)*

	發展中物業 港幣百萬元	樓房、 廠場、煤氣管 及其他設備 港幣百萬元	總額 港幣百萬元
原值			
於2007年1月1日	95.4	18,691.1	18,786.5
增加	84.8	628.4	713.2
出售附屬公司	–	(232.2)	(232.2)
出售／註銷	–	(47.6)	(47.6)
匯兌差額	–	129.6	129.6
於2007年6月30日	180.2	19,169.3	19,349.5
累計折舊			
於2007年1月1日	–	6,400.6	6,400.6
期內折舊	–	324.0	324.0
出售附屬公司	–	(14.4)	(14.4)
出售／註銷	–	(38.5)	(38.5)
匯兌差額	–	11.3	11.3
於2007年6月30日	–	6,683.0	6,683.0
賬面淨值			
於2007年6月30日	180.2	12,486.3	12,666.5
於2006年12月31日	95.4	12,290.5	12,385.9

10. 貿易及其他應收賬款

	2008年 6月30日 港幣百萬元	2007年 12月31日 港幣百萬元
貿易應收賬款(附註)	**1,395.6**	1,386.8
應收分期款	**1,088.6**	2,590.9
其他應收賬款	**423.6**	504.1
預付款項	**417.8**	310.1
	3,325.6	4,791.9

集團於期內確認貿易及其他應收賬款減值虧損港幣4,100,000元(2007年:港幣9,200,000元)。該減值已列入其他營業支出(附註3)。

附註:

集團為各類客戶設定不同之信貸政策。除了公司之煤氣費應收賬款需於賬單發出後8個工作日內繳付外,貿易應收賬款之信貸期由30日至60日不等,並由管理層定期檢討。於2008年6月30日,扣除減值撥備後貿易應收賬款之賬齡分析如下:

	2008年 6月30日 港幣百萬元	2007年 12月31日 港幣百萬元
0至30日	**1,130.1**	1,148.4
31至60日	**66.4**	56.7
61至90日	**33.9**	27.4
超過90日	**165.2**	154.3
	1,395.6	1,386.8

11. 貿易及其他應付賬款

	2008年 6月30日 港幣百萬元	2007年 12月31日 港幣百萬元
貿易應付賬款(附註a)	**552.0**	536.9
其他應付賬款及應計費用(附註b)	**2,004.5**	2,603.8
	2,556.5	3,140.7

附註

(a) 於2008年6月30日,貿易應付賬款之賬齡分析如下:

	2008年 6月30日 港幣百萬元	2007年 12月31日 港幣百萬元
0至30日	**262.2**	370.3
31至60日	**112.8**	40.1
61至90日	**12.1**	15.2
超過90日	**164.9**	111.3
	552.0	536.9

(b) 結餘包括應付恒基兆業地產有限公司約港幣333,000,000元(2007年12月31日:港幣695,000,000元)為已出售翔龍灣住宅部分之所得款項淨額之27%。

12. 股本

	股份數目		面值	
	2008年6月30日	2007年12月31日	**2008年6月30日 港幣百萬元**	2007年12月31日 港幣百萬元
法定股本：				
每股面值港幣二角五仙之普通股	**10,000,000,000**	10,000,000,000	**2,500.0**	2,500.0
已發行及已繳足股本：				
於期初／年初	**6,059,635,986**	5,508,759,988	**1,514.9**	1,377.2
發行紅股(附註13)	**605,963,598**	550,875,998	**151.5**	137.7
於期末／年末	**6,665,599,584**	6,059,635,986	**1,666.4**	1,514.9

透過於2008年5月19日通過之一項普通決議案，公司自股本溢價賬轉撥港幣151,500,000元，用以按面值繳足每股面值港幣二角五仙之股份605,963,598股，以紅股方式按2008年5月9日每持有十股送一股新股之比例發行，因而將已發行股本增加。該等股份與現有股份享有相同權益。

13. 股本溢價

	2008年6月30日 港幣百萬元	2007年12月31日 港幣百萬元
於期初／年初	**3,770.1**	3,907.8
減：發行紅股(附註12)	**(151.5)**	(137.7)
於期末／年末	**3,618.6**	3,770.1

14. 各項儲備金

	投資重估儲備 港幣百萬元	一般儲備 港幣百萬元	資本贖回儲備 港幣百萬元	資本儲備 港幣百萬元	匯兑儲備 港幣百萬元	未經分配溢利 港幣百萬元	總額 港幣百萬元
於2008年1月1日	**249.3**	**3,320.0**	**189.7**	**141.9**	**888.8**	**17,308.8**	**22,098.5**
股東應佔溢利	–	–	–	–	–	**2,524.3**	**2,524.3**
可供出售財務資產公平值之變動	**(189.2)**	–	–	–	–	–	**(189.2)**
匯兑差額	–	–	–	–	**663.8**	–	**663.8**
擬派2007年末期股息	–	–	–	–	–	**1,393.7**	**1,393.7**
已派2007年末期股息	–	–	–	–	–	**(1,393.7)**	**(1,393.7)**
於2008年6月30日	**60.1**	**3,320.0**	**189.7**	**141.9**	**1,552.6**	**19,833.1**	**25,097.4**
擬派2008年中期股息後結餘	**60.1**	**3,320.0**	**189.7**	**141.9**	**1,552.6**	**19,033.2**	**24,297.5**
擬派2008年中期股息	–	–	–	–	–	**799.9**	**799.9**
	60.1	**3,320.0**	**189.7**	**141.9**	**1,552.6**	**19,833.1**	**25,097.4**

	投資重估儲備 港幣百萬元	一般儲備 港幣百萬元	資本贖回儲備 港幣百萬元	資本儲備 港幣百萬元	匯兑儲備 港幣百萬元	未經分配溢利 港幣百萬元	總額 港幣百萬元
於2007年1月1日	64.2	3,320.0	189.7	137.4	270.6	10,159.8	14,141.7
股東應佔溢利	–	–	–	–	–	5,469.9	5,469.9
可供出售財務資產公平值之變動	48.4	–	–	–	–	–	48.4
匯兑差額	–	–	–	–	248.9	–	248.9
確認出售附屬公司之匯兑儲備	–	–	–	–	(21.3)	–	(21.3)
擬派2006年末期股息	–	–	–	–	–	1,267.0	1,267.0
已派2006年末期股息	–	–	–	–	–	(1,267.0)	(1,267.0)
於2007年6月30日	112.6	3,320.0	189.7	137.4	498.2	15,629.7	19,887.6
擬派2007年中期股息後結餘	112.6	3,320.0	189.7	137.4	498.2	14,902.5	19,160.4
擬派2007年中期股息	–	–	–	–	–	727.2	727.2
	112.6	3,320.0	189.7	137.4	498.2	15,629.7	19,887.6

15. 或然負債

集團於2008年6月30日並無重大之或然負債(2007年12月31日：無)。

16. 承擔

(a) 有關物業，機器及設備之資本承擔

	2008年 6月30日 港幣百萬元	2007年 12月31日 港幣百萬元
於期末／年末已獲批准但未入賬	**2,066.7**	2,091.3
其中於期末／年末已簽約者	**1,839.0**	1,786.6

(b) 所佔共同控制實體物業、機器、及設備之資本支出

	2008年 6月30日 港幣百萬元	2007年 12月31日 港幣百萬元
於期末／年末之獲批准但未入賬	**1,632.1**	1,206.0
其中於期末／年末已簽約者	**1,028.1**	726.9

(c) 集團在多項合資合同中承諾以股本及貸款方式向若干中國內地合資公司提供足夠資金，以作發展中國內地燃油及燃氣項目之用。董事估計於2008年6月30日，集團之承擔約為港幣547,100,000元(2007年12月31日：港幣62,000,000元)。

16. 承擔*(續)*

(d) 租賃承擔

承租人

於2008年6月30日，根據不可撤銷之經營租賃而於未來支付之最低土地、物業及機器租賃付款總額如下：

	2008年 6月30日 港幣百萬元	2007年 12月31日 港幣百萬元
一年內	**39.0**	35.8
第二年至第五年內	**82.7**	73.9
五年以上	**246.8**	250.9
	368.5	360.6

出租人

集團根據經營租賃出租翔龍灣商場之樓宇設施及泊車位。除了若干泊車位乃按時租或月租形式出租外，此等租賃一般為期2至3年。根據不可撤銷之經營租賃而於未來收取之最低租賃付款總額如下：

	2008年 6月30日 港幣百萬元	2007年 12月31日 港幣百萬元
一年內	**13.0**	12.3
第二年至第五年內	**22.5**	25.7
五年以上	**–**	1.6
	35.5	39.6

17. 有關連人士交易

除於賬目其他部分所披露者外，集團於期內並無進行任何重大之有關連人士交易。

18. 結算日後事項

於2008年8月7日，集團透過其全資附屬公司HKCG (Finance) Limited發行本金額10億美元之有擔保票據。該等票據由公司擔保，票面息率為定息每年6.25%、10年期，每半年付息一次並於香港聯合交易所有限公司上市。

財務資源回顧

資產流動性及資本來源

於2008年6月30日，集團之淨流動存款為港幣22億8千2百萬元(2007年12月31日：港幣13億3千4百萬元)及長期借貸為港幣47億7千4百萬元(2007年12月31日：港幣42億7千3百萬元)。經計入按公平值列賬及在損益賬處理之財務資產組合港幣16億2千8百萬元(2007年12月31日：港幣19億零7百萬元)後，於2008年6月30日，集團之流動資金淨額為港幣39億1千萬元(2007年12月31日：港幣32億4千1百萬元)。此外，可動用之銀行融資額為港幣41億8千3百萬元(2007年12月31日：港幣59億零2百萬元)。

集團營運及資本支出之資金來源為業務營運之現金收入、內部流動資金及銀行融資協議。集團擁有足夠及穩定之資金來源及可動用之銀行融資協議以滿足未來資本性投資及營運資金之需求。

借貸結構

於2008年6月30日，集團借貸總額為港幣86億5千5百萬元(2007年12月31日：港幣77億7千8百萬元)。集團所有銀行貸款及透支均為無抵押及按浮動利率計息，而其中港幣47億5千5百萬元(2007年12月31日：港幣42億5千6百萬元)為銀行長期貸款，而港幣38億零9百萬元(2007年12月31日：港幣34億3千7百萬元)則享有一年以內還款期之循環信用額或定期貸款融資協議。於2008年6月30日，集團之一家中國內地附屬公司，就其部分管道有等值港幣9千1百萬元(2007年12月31日：港幣8千5百萬元)之融資租賃，以分期付款方式繳付至2009年止。於2008年6月30日，集團借貸之到期日概況如下：45%為1年內到期、3%為1至2年內到期及52%為2至5年內到期(2007年12月31日：45%為1年內到期及55%為2至5年內到期)。

集團借貸基本上為港元貸款，而集團並無面對重大外匯波動風險。於2008年6月30日，集團之資本負債率〔淨借貸／(股東資金+淨借貸)〕為8%(2007年12月31日：9%)，財政狀況穩健。於2008年6月30日，經計入按公平值列賬及在損益賬處理之財務資產組合港幣16億2千8百萬元(2007年12月31日：港幣19億零7百萬元)後，集團之淨資本負債率〔淨負債／(股東資金+淨負債)〕為3%(2007年12月31日：3%)。

於2008年8月7日，集團透過其全資附屬公司HKCG (Finance) Limited發行本金額10億美元於2018年到期的擔保票據予美國之合資格機構投資者及美國以外之其他投資者，票面息率為定息每年6.25%，發行價為本金額之99.319%。

或有負債

於2008年6月30日，集團沒有提供任何擔保予聯營公司，共同控制實體或第三者作為銀行融資協議安排(2007年12月31日：無)。

貨幣概況

集團之運作及業務主要在香港及中國內地。其現金、現金等價物或借貸均以港幣或美元為主。而集團中國內地附屬公司及合資企業之借貸則以當地貨幣，即人民幣為主，為當地投資提供自然對沖效果。

集團證券投資

按照集團財資委員會之指引，集團在股票及債券證券方面進行投資。於2008年6月30日，證券投資為港幣25億6千8百萬元(2007年12月31日：港幣29億7千4百萬元)。

其他資料

企業管治

截至2008年6月30日止之六個月內，公司已遵守《香港聯合交易所有限公司證券上市規則》(「《上市規則》」)附錄14所載之《企業管治常規守則》之守則條文。

董事進行證券交易之標準守則

公司已採納《上市規則》附錄10所載之標準守則為公司董事進行證券交易之守則(「該守則」)。經公司作出特定查詢後，公司董事均已確認在本中期報告書所包括審閱期間，其完全遵守該守則所規定之標準。

審核委員會

公司已於1996年5月成立審核委員會，以檢討及監察集團之財務匯報程序及內部控制。審核委員會已於本年9月舉行會議，審閱截至2008年6月30日止之六個月內之未經審核中期業績報告。集團核數師羅兵咸永道會計師事務所，根據香港會計師公會頒布之《香港審閱準則》第2410號「獨立核數師審閱中期財務資料」審閱了公司截至2008年6月30日止之六個月內之未經審核中期賬目，並發出無修訂之審閱報告。

購回、出售或贖回公司之股份

截至2008年6月30日止之六個月內，公司及其任何附屬公司並無購回、出售或贖回公司之股份。

公開權益資料

甲. 董事

截至2008年6月30日止，根據《證券及期貨條例》第352條須予備存之登記冊所記錄，或根據《上市公司董事進行證券交易的標準守則》向公司及香港聯合交易所有限公司(「聯交所」)作出之申報，各董事及最高行政人員於公司或其相聯法團(定義見《證券及期貨條例》第XV部)之股份、相關股份及債權證中擁有之權益及淡倉如下：

股份及相關股份(好倉)

		股份權益				根據購股權可認購之相關股份權益		
公司名稱	董事姓名	個人	家族	公司	其他		總數	%**
香港中華煤氣有限公司	李兆基博士	3,903,670		2,705,807,442 *(附註5)*			2,709,711,112	40.65
	廖烈文先生	2,152,202					2,152,202	0.03
	李國寶博士	18,149,999					18,149,999	0.27
	陳達雄先生	2,347					2,347	0.00
	李家傑先生				2,705,807,442 *(附註4)*		2,705,807,442	40.59
	陳永堅先生	124,417*					124,417*	0.00
	關育材先生	43,923	49,765				93,688	0.00
	李家誠先生				2,705,807,442 *(附註4)*		2,705,807,442	40.59
隆業發展有限公司	李兆基博士			9,500 *(附註6)*			9,500	95
	李家傑先生				9,500 *(附註6)*		9,500	95
	李家誠先生				9,500 *(附註6)*		9,500	95
溢匯國際有限公司	李兆基博士			2 *(附註7)*			2	100
	李家傑先生				2 *(附註7)*		2	100
	李家誠先生				2 *(附註7)*		2	100
港華燃氣有限公司	李兆基博士			893,172,901 *(附註8)*			893,172,901	45.63
	李家傑先生				893,172,901 *(附註8)*		893,172,901	45.63
	李家誠先生				893,172,901 *(附註8)*		893,172,901	45.63
	陳永堅先生					3,618,000 *(附註9)*	3,618,000	0.18
	關育材先生					3,015,000 *(附註9)*	3,015,000	0.15

* *陳永堅先生與其配偶共同持有該等股份。*

** *在股份之合計好倉佔公司或其任何相聯法團已發行股本百分率。*

除上述外，於2008年6月30日，根據《證券及期貨條例》第352條須予備存之登記冊，或根據《上市公司董事進行證券交易的標準守則》向公司及聯交所作出之申報，並無記錄公司董事或最高行政人員在公司或其任何相聯法團(定義見《證券及期貨條例》第XV部)之股份、相關股份及債權證中擁有其他權益或淡倉。

乙. 主要股東及其他人士(好倉)

截至2008年6月30日止，除公司董事以外之人士，根據《證券及期貨條例》第336條須予備存之登記冊所記錄，持有公司股份及相關股份之權益及淡倉記錄如下：

	公司名稱	股份權益數量	%***
主要股東 (在股東大會上有權行使或控制行使10%或以上投票權之人士)	迪斯利置業有限公司*(附註1)*	1,402,419,759	21.04
	Timpani Investments Limited *(附註1)*	1,988,332,010	29.83
	Faxson Investment Limited *(附註1)*	2,603,627,504	39.06
	恒基兆業地產有限公司*(附註1)*	2,603,627,504	39.06
	恒基兆業有限公司*(附註2)*	2,608,426,934	39.13
	Hopkins (Cayman) Limited *(附註3)*	2,705,807,442	40.59
	Riddick (Cayman) Limited *(附註4)*	2,705,807,442	40.59
	Rimmer (Cayman) Limited *(附註4)*	2,705,807,442	40.59
主要股東以外之人士	Macrostar Investment Limited *(附註1)*	615,295,494	9.23
	Chelco Investment Limited *(附註1)*	615,295,494	9.23
	Medley Investment Limited *(附註1)*	585,912,251	8.79
	Commonwealth Bank of Australia *(附註10)*	361,528,320	5.42

*** *在股份之合計好倉佔公司已發行股本百分率。*

除上述外，於2008年6月30日，根據《證券及期貨條例》第336條須予備存之登記冊，並無記錄其他人士在公司之股份及相關股份中擁有任何權益或淡倉。

附註：

1. Macrostar Investment Limited (「Macrostar」)、Medley Investment Limited (「Medley」)及迪斯利置業有限公司(「迪斯利」)實益擁有此等2,603,627,504股股份。Macrostar為Chelco Investment Limited (「Chelco」)之全資附屬公司，而Chelco則為Faxson Investment Limited (「FIL」)之全資附屬公司。Medley及迪斯利為Timpani Investments Limited (「Timpani」)之全資附屬公司，而Timpani則為FIL之全資附屬公司，FIL則為恒基兆業地產有限公司(「恒基地產」)之全資附屬公司。

2. 恒基兆業有限公司(「恒基兆業」)實益擁有恒基地產所有已發行股份之53.01%。在此等2,608,426,934股股份中，2,603,627,504股股份相當於附註1所述之股份，而其餘股份權益則由恒基兆業一全資附屬公司實益擁有。

3. 在此等2,705,807,442股股份中，2,608,426,934股股份相當於附註1及附註2所述之股份，97,380,508股股份則由富生有限公司(「富生」)實益擁有。Hopkins (Cayman) Limited (「Hopkins」)作為一單位信託(「單位信託」)之受託人，擁有恒基兆業及富生股本中之全部已發行並有表決權之普通股股份。

4. 此等2,705,807,442股股份權益已於附註3重覆敘述。Rimmer (Cayman) Limited (「Rimmer」)及Riddick (Cayman) Limited (「Riddick」)各自作為兩個全權信託之受託人，擁有單位信託之單位權益。根據《證券及期貨條例》第XV部，李家傑先生及李家誠先生作為該兩個全權信託之可能受益人，被視為有責任披露此等股份權益。

5. 此等2,705,807,442股股份包括附註1至附註4所述之股份。李兆基博士實益擁有Rimmer、Riddick及Hopkins全部已發行股份。根據《證券及期貨條例》第XV部，李兆基博士被視為擁有此等股份之權益。

6. 此等隆業發展有限公司之9,500股股份由公司之全資附屬公司(擁有4,500股)及恒基地產之全資附屬公司(擁有5,000股)實益擁有。就附註1至附註5所述，根據《證券及期貨條例》第XV部，李兆基博士、李家傑先生及李家誠先生被視為擁有恒基地產及公司之權益。

7. 此等溢匯國際有限公司之2股股份由公司之全資附屬公司(擁有1股)及恒基地產之全資附屬公司(擁有1股)實益擁有。就附註1至附註5所述，根據《證券及期貨條例》第XV部，李兆基博士、李家傑先生及李家誠先生被視為擁有恒基地產及公司之權益。

8. 此等港華燃氣有限公司(「港華燃氣」)之893,172,901股股份，相當於港華燃氣已發行股份總數之45.63%，由公司之全資附屬公司Hong Kong & China Gas (China) Limited (擁有850,202,901股)、Planwise Properties Limited (擁有40,470,000股)及Superfun Enterprises Limited (擁有2,500,000股)實益擁有。就附註1至附註5所述，根據《證券及期貨條例》第XV部，李兆基博士、李家傑先生及李家誠先生被視為擁有公司之權益。

9. 該等購股權為董事之個人權益。

10. Commonwealth Bank of Australia (「Commonwealth Bank」)被視為擁有此等361,528,320股股份，此等股份由Commonwealth Bank之間接全資附屬公司擁有。

公司資料

董事會

於本報告書日期，本公司董事會成員包括：李兆基博士(主席)，廖烈文先生*，梁希文先生*，林高演先生，李國寶博士*，陳達雄先生，李家傑先生，陳永堅先生，關育材先生及李家誠先生。

* *獨立非執行董事*

註冊辦事處

香港北角渣華道363號23樓

公司網址

www.towngas.com

股份登記處

香港中央證券登記有限公司
香港皇后大道東183號
合和中心46樓

投資者關係

企業投資及投資者關係部
電話號碼：2963 3988
傳真號碼：2911 9005
電郵地址：invrelation@towngas.com

企業傳訊部

電話號碼：2963 3493
傳真號碼：2516 7368
電郵地址：ccd@towngas.com

公司秘書部

電話號碼：2963 3292
傳真號碼：2562 6682
電郵地址：compsec@towngas.com

END

本中期報告書之印刷本於本公司及本公司的股份登記處備索，費用全免。本中期報告書之網上版本亦可於本公司網址瀏覽。

倘若任何股東希望更改日後公司通訊的語言版本及或收取方式之選擇，該股東可在任何時間以書面通知本公司股份登記處，信中請列明股東之中文(如適用)及英文姓名、地址、聯絡電話、所持股數和有關選擇之變更情況，費用全免。